Blugrass Energy Inc.
13465 Midway Road, Suite 322, LB 10
Dallas, TX 75244

June 8, 2011

Mr. David R. Humphrey, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Re:	Blugrass Energy Inc. (the “Company”)
Form 10-K for the Year Ended June 30, 2010
Filed November 16, 2010
Form 10-Q for the Quarter Ended December 31, 2010 (“Form 10-Q”)
Filed February 14, 2011
File No. 000-54035

Dear Mr. Humphrey:

This letter is being submitted in response to the comments set forth in the March 1, 2011 letter from the Staff of the Division of Corporate Finance (the “Comment Letter”).  The responses to the Comment Letter appear below, in numerical order corresponding to the Staff’s comments.

The page number references at the end of each of the Company’s responses are intended to direct the Staff to the page numbers of the attached Form10-K/A for the Year Ended June 30, 2010 (or other document, as applicable).

Form 10-K for the Year Ended June 30, 2010

Risk Factors, Page 13

Comment No. 1.
We note the audit opinion of your independent accountant expresses substantial doubt about your ability to continue as a going concern. Please add a risk factor to disclose this fact. Similar disclosure should also be included in MD&A under subheading “Going Concern” on page 27.

Response:
The Company has amended its risk factor disclosures to include an item describing its ability to continue as a going concern and has added a similar disclosure in the MD&A under the subheading “Going Concern.”

1

The text is substantially as follows:  The Company’s financial statements as of June 30, 2010 have been prepared on the assumption that the Company will continue as a going concern.  Our independent accountants have issued a report dated November 15, 2010 stating that our lack of revenue, significant losses accumulated during the development stage, and our net capital deficiency raise substantial doubt as to our ability to continue as a going concern.  There can be no assurance that we will be able to continue as a going concern.

Page Number Reference:
Pages 11 (Risk Factors) and 27 (MD&A)

Item 6. Selected Financial Data, page 24

Comment No. 2.
Your tabular disclosure here does not appear to be consistent with your discussion of results of operations on page 26 or your financial results, as presented on the face of your Statement of Operations on page F-4.  Specifically, you have listed “nil” for all items in the tabular disclosure while there are significant operating expenses and recurring net losses for all periods presented.  Please file an amended 10-K for the fiscal year ended June 30, 2010 revising this table for consistency with the rest of your document.

Response:
The Company has amended the tabular disclosure so that it is consistent with the rest of the filing.

Page Number Reference:
Page 22 -- Selected Financial Data

Item 7. Management’s Discussion and Analysis

Results of Operations, page 26

Comment No. 3.
Please expand your discussion to clearly explain the status of the agreement for the Oil and Gas Properties described in Footnote 3 to your financial statements.  Specifically, we understand from your disclosures that you entered into an agreement on October 12, 2009 for the purchase of several oil and gas properties.  You purchased a 100% working interest in and around the Cave Pool Unit located in Eddy County, New Mexico.  These properties were sold to you by Robinhood LLC (Marks and Garner Productions).  In addition, you were to receive all operating rights with respect to the oil and gas leases owned by the seller including the equipment used to produce and sell oil and gas on the owned properties.  On March 4, 2010, the agreement was amended to reduce the purchase price of the properties.  If our understanding is correct, please explain these facts in your narrative, and discuss the nature of and the reasons for the alteration of the original agreement.  Describe how the adjusted price was determined, tell us the date upon which the cash price was paid and describe how you recorded that transaction in your financial statements and why.  Explain in your narrative why the shares were not issued, indicate how you will determine the date of issuance of the shares and describe how you will record that issuance.  Explain whether and how the operations of these properties have affected your financial statements.  For example, what are your rights and obligations with respect to these properties as of June 30, 2010.  Describe the expenses you have incurred and/or that you expect to incur to operate these properties and tell us whether and when you expect to receive revenues as a result of your efforts.  An updated version of this disclosure should be provided in your amended Form 10-Q for December 31, 2010 as well.

2

Response:
The Company has amended the disclosure relating to its purchase agreement with Robinhood, LLC, to further describe the course of events related to the ultimate acquisition of the oil and gas lease associated with this transaction, as well as to describe the corresponding accounting treatment.  The text is substantially as follows and appears in three locations in the document:

Prospective Oil and Gas Activities

On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company contracted to purchase Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Robinhood Agreement also provided for a final closing of the transaction once title of the lease on the Eddy County Properties was transferred to the Company and upon the achievement of certain minimal oil production levels.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a result of the execution of the Robinhood Agreement, the first installment payment, and the anticipated final closing of the Robinhood Agreement the Company recorded a $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ interest in the leases to be acquired on the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet.

3

After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the final closing under the Robinhood Agreement had not yet occurred.  The Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and discussed the need to adjust the purchase price, and the Robinhood Agreement was further amended on August 6, 2010 to provide for a purchase price of $100,000, which was the amount that had been paid by the Company to Robinhood, LLC as the first installment payment.  This amendment also provided for a final closing under the Robinhood Agreement.

The Company and Doral are evaluating the options available in regards to the Eddy County Properties, given the extensive costs anticipated for the repair of the existing wells, including necessary remediation.  As of June 30, 2010, all amounts previously recorded relating to the purchase of the lease on Eddy County Properties have been reclassified to deposits for exploration property.  Due to the uncertainty associated with recovering such amounts, as of June 30, 2010 the Company has recorded an impairment of assets for the entire carrying amount of $200,000.

Page Number References:
Page 9 -- Business / Prospective Oil and Gas Activities
Page 24 -- MD&A
Page F-10 -- Note 3

Comment No. 4.
On April 12, 2010 you appear to have entered into a definitive participation agreement with Petro Grande, LLC. Please describe the contents of that agreement and provide us with a written copy of the agreement with your response.  In addition, please refile a copy of that agreement as an exhibit to your amended document.  The agreement filed as Exhibit 10.1 to your Form 8-K on April 12, 2010 is not fully legible or accessible in its current form.

4

Response:
The Company will refile a copy of the referenced agreement as an exhibit to its amended document, and will provide a description of the substance of the agreement in the amended filing.  The text is substantially as follows:
On April 12, 2010, the Company entered into a participation agreement (the “Participation Agreement”) with Petro Grande, LLC (PG) under which PG would assign the Company an undivided 75% of its rights, titles and interests in and to certain leases on property located in Crockett County, Texas (the “Canyon Sands Locations”).  PG has an 87.5% working interest in the Canyon Sands Location.  The Participation Agreement provides for certain wells to be drilled on the Canyon Sands Locations, with the Company bearing all Costs, as defined, associated with these wells.  Under the Participation Agreement, the Company was required to pay a location fee to PG of $48,000 on or before May 12, 2010.  The Company did not make this payment to PG, and as a result the Participation Agreement was terminated.  The Company has no further obligations to PG under the Participation Agreement.

On October 15, 2010, the Company entered into a letter of intent (“LOI”), to acquire all of PG’s right, title and interest (representing an 87.5% working interest) in the Canyon Sands Locations.  Under the LOI, the Company would increase its authorized share capital to 500,000,000 common shares and then issue PG (a) shares of its common stock representing 75% of the Company’s issued and outstanding capital plus (b) a note payable in the amount of $3.5 million, secured by the lease on the Canyon Sands Locations.

Upon completion of the transaction contemplated by the LOI, PG would then grant the Company an irrevocable option to participate as a working interest owner in future activities on acreage held by PG in Val Verde County, Texas.  The LOI also provided for a change in the Company’s management, with PG’s management replacing the Company’s current management, along with a change in the Company’s name to Rio Grande Petroleum, Inc.  The issuance of the Company’s shares would be subject to approval by the Company’s board of directors and the transaction proposed by the LOI was subject to approval by the Company’s shareholders.  Additional requirements under the LOI include satisfaction of due diligence by both parties, settlement of the Eddy Country Properties and settlement of the Company’s $550,000 line of credit and other debentures through the issuance of stock.

The LOI required that a formal and definitive agreement be executed by January 12, 2011, otherwise the LOI would terminate.  The transaction proposed by the LOI would be accounted for as an asset purchase by the Company, with the value of the transaction being determined based upon the quoted market price for the Company’s stock the day that the proposed transaction closes.

Page Number References:
Pages 25 (MD&A) and F-14 (Subsequent Events footnote)
See separate attached agreement.

5

Comment No. 5.
Further you appear to have entered into an MOU with Deep Expro, a joint venture agreement with Doral Energy, and a contract with Russell K. Hall & Associates in connection with this project. Please expand your disclosure to fully explain the nature and intent of these agreements. This information from your announcement of a capital expenditure budget for the Cave Pool Project for 2010 belongs here as well.

Response:
The Company has revised its MD&A to explain the nature and intent of these agreements.  Given that the Company recorded an impairment for all amounts invested in the Cave Pool Project at June 30, 2010, the Company respectfully submits that the information associated with the capital expenditure budget created in April 2010 is no longer meaningful, and consequently, the Company has excluded mention of a capital expenditure budget for this project in the MD&A.

The text is of the revised disclosure is substantially as follows:
Memorandum of Understanding with DeepExpro, LLC
In April 2010, the Company entered into a memorandum of understanding (MOU) with DeepExpro, LLC, a privately held oil and gas exploration and production company, to jointly identify, evaluate, acquire, explore, and develop various oil and gas prospects.  Under the MOU, the Company and DeepExpro, LLC will share equally in any revenue generated from subject leases on oil and gas properties, and will also share equally in all well commitment expenses.  While no lease interests have been acquired as part of the MOU, the Company and DeepExpro, LLC are evaluating opportunities.

Page Number References:
Page 25 – MD&A

Comment No. 6.
Refer to your discussion of the “Amendment to Our Corporation’s Articles” in your Schedule 14A. You make reference to an LOI that would allow you to acquire all of Petro Grande’s right, title and interest in an oil and gas lease on property comprising approximately 4400 acres in Crockett County, Texas. Please tell us whether you are referring to the Petro Grande LLC properties that are subject to the definitive participation agreement or accompanying documents referred to above.  If you are not, please direct us to the filed agreements for the Crockett County properties.  We particularly note that an acquisition of these properties would be effective as an asset purchase and that, upon completion of the acquisition, Petro Grande would hold 75% of your issued and outstanding share capital.  Please expand your MD&A discussion to fully discuss these matters.  An updated discussion should also be included in your amended Form 10-Q for December 31, 2010.  We may have further comments upon review of your revisions.

6

Response:
Yes, the LOI relates to the Petro Grande LLC properties that are subject to the definitive participation agreement.  The Company has revised the disclosures in its MD&A (and in the related Notes to the Financial Statements) to discuss the letter of intent with Petro Grande, LLC and the key elements of the proposed transaction.  An updated discussion has been included in the Company’s amended Form 10-Q for December 31, 2010.

The text is of the revised disclosure is substantially as follows:

Participation Agreement with Petro Grande, LLC
On April 12, 2010, the Company entered into a participation agreement (the “Participation Agreement”) with Petro Grande, LLC (PG) under which PG would assign the Company an undivided 75% of its rights, titles and interests in and to certain leases on property located in Crockett County, Texas (the “Canyon Sands Locations”).  PG has an 87.5% working interest in the Canyon Sands Location.  The Participation Agreement provides for certain wells to be drilled on the Canyon Sands Locations, with the Company bearing all Costs, as defined, associated with these wells.  Under the Participation Agreement, the Company was required to pay a location fee to PG of $48,000 on or before May 12, 2010.  The Company did not make this payment to PG, and as a result the Participation Agreement was terminated.  The Company has no further obligations to PG under the Participation Agreement.

Letter of Intent for Acquisition of Lease from Petro Grande, LLC
On October 15, 2010, the Company entered into a letter of intent (“LOI”), to acquire all of PG’s right, title and interest (representing an 87.5% working interest) in the Canyon Sands Locations.  Under the LOI, the Company would increase its authorized share capital to 500,000,000 common shares and then issue PG (a) shares of its common stock representing 75% of the Company’s issued and outstanding capital plus (b) a note payable in the amount of $3.5 million, secured by the lease on the Canyon Sands Locations.

Upon completion of the transaction contemplated by the LOI, PG would then grant the Company an irrevocable option to participate as a working interest owner in future activities on acreage held by PG in Val Verde County, Texas.  The LOI also provided for a change in the Company’s management, with PG’s management replacing the Company’s current management, along with a change in the Company’s name to Rio Grande Petroleum, Inc.  The issuance of the Company’s shares would be subject to approval by the Company’s board of directors and the transaction proposed by the LOI was subject to approval by the Company’s shareholders.  Additional requirements under the LOI include satisfaction of due diligence by both parties, settlement of the Eddy Country Properties and settlement of the Company’s $550,000 line of credit and other debentures through the issuance of stock.

7

The LOI required that a formal and definitive agreement be executed by January 12, 2011, otherwise the LOI would terminate.  The transaction proposed by the LOI would be accounted for as an asset purchase by the Company, with the value of the transaction being determined based upon the quoted market price for the Company’s stock the day that the proposed transaction closes.

Page Number Reference:
Page 25 MD&A

Comment No. 7
Please revise your MD&A to completely and thoroughly address the actual business transactions and arrangements that are of significance to your Company.

Response:
The Company has revised the disclosures in the MD&A to completely and thoroughly address the actual business transactions and arrangements that are of significance to the Company.

Page Number Reference:
Pages 22 and following -- MD&A

Financial Statements, Report of Independent Accountants, page F-2

Comment No. 8.
The auditors’ report should opine on the cumulative data, as well, as long as you are in the development stage.  If it is impractical to obtain an audit of that data, you must request a waiver from the Office of the Chief Accountant of Corporation Finance of the audit requirement for cumulative data in annual statements.  Please revise and advise as applicable.

Response:
The Company requested and has received a waiver of this requirement from the Office of the Chief Accountant of Corporation Finance, dated April 6, 2011.

Financial Statements, Statements of Operations, page F-4

Comment No. 9.
Please file an amended Form 10-K to present a mathematically accurate statement of operations that complies with GAAP and with Regulation S-X.  Specifically, your presentation of results for the year ended June 30, 2009 appears to contain line items that have no corresponding description and do not figure into net loss, your presentation of Other Expenses for the period since inception does not appear to be mathematically correct, and your presentation of results since inception appears to indicate net income while the actual calculation yields a net loss.

8

Response:
The Company has revised the Statements of Operations so they are mathematically accurate, properly presented, and comply with GAAP and Regulation S-X.

Page Number Reference:
Page F-5 -- Statements of Operations

Financial Statements, Statements of Stockholders’ Deficit, page F-6

Comment No. 10.
Please reconcile the sales of shares in this schedule on page 24 (Recent Sales of Unregistered Securities) with the information in this statement.  We are particularly concerned with the 1 million shares that you state were issued on June 18, 2010.

Response:
The Company has revised the disclosure relating to Recent Sales of Unregistered Securities, which now agrees with the information reflected on the Statements of Stockholders’ Equity (Deficit) for the corresponding period.  As a point of information, the one million shares that were previously included in this disclosure were not issued until July, 2010.

Page Number Reference:
Page F-6 -- Statements of Stockholders’ Equity (Deficit)

Financial Statements, Note 2 – Going Concern, page F-9

Comment No. 11.
The amount of the reported net loss for fiscal 2010 that you cite in this note does not agree with the figure cited in your Statement of Operations on page F-4. Please revise as appropriate.

Response:
The Company has revised the reported net loss for fiscal 2010, which now agrees with the loss reflected for 2010 on the Company’s Statements of Operations.

Page Number Reference:
Pages F-5 and F-6 -- Financial Statements

Financial Statements, Note 3 – Oil and Gas Properties, page F-9

Comment No. 12.
Please tell us why the $200,000 paid towards the acquisition price of the oil and gas properties has not been treated as a deposit, and why, if title has not passed, you are not entitled to return of funds.

9

Response:
The Company has amended the Oil and Gas Properties disclosure to address why the carrying value of the Company’s investment was impaired and to the Company’s inability to recover any such amounts.  Please also reference the Company’s response to comment #3, above.

Page Number Reference:
Pages F-10 to F-11-- Note 3

Financial Statements, Note 6 – Convertible Debentures, page F-10

Comment No. 13.
We note from your disclosure here that you issued $150,000 and $416,666 of convertible notes (convertible into restricted common stock at $1 and $0.89 per share, respectively) during Fiscal 2010 and 2009, respectively.  Please revise your disclosure here to accurately describe the material terms of these instruments.  Specifically, you appear to have issued a portion of this convertible debt after its maturity date, disclosed as February 27, 2009.  Your disclosure should also discuss how the “default interest rate” is calculated and under what circumstances the 6% notes would be subject to such a rate.  Further, you should indicate how the conversion price was determined and how such price related to market value on the date of issuance.  Finally, your disclosure should also indicate the aggregate dollar value converted and how these conversions are reflected in your financial statements.  Please provide a draft of your intended disclosure with your response.

Response:
The Company has amended Note 6 to disclose the material terms of these instruments, including the conversion prices, the aggregate amounts converted and how such amounts are reflected in the Company’s financial statements.  As requested, a draft of the revised disclosure is as follows:

NOTE 6 - CONVERTIBLE PROMISSORY NOTES

As of June 30, 2010 and 2009 the Company had outstanding $216,666 and $366,666, respectively, of unsecured convertible commercial promissory notes (the “2008 Convertible Notes”).  The terms of the 2008 Convertible Notes require the Company to pay the principal, plus interest (at 6% per annum) and restricted common stock at a rate of one share of restricted common stock per $1 notional value of 2008 Convertible Notes, on or before February 27, 2009.  Additionally, the 2008 Convertible Notes include a conversion privilege, whereby the holders of the 2008 Convertible Notes, at their sole discretion, may convert the principal portion of the 2008 Convertible Notes into shares of the Company’s common stock (no conversion rate specified in the 2008 Convertible Notes).  To the extent that the Company does not fulfill payments under the 2008 Convertible Notes as due, default interest at the lesser of 18% or the maximum rate allowed under applicable law is due.  During the year ended June 30, 2009, the Company recognized additional interest expense of $256,666 relating to the restricted common stock granted with the 2008 Convertible Notes, which was calculated using the estimated fair market value of the Company’s common stock at the time the 2008 Convertible Notes were issued.

10

On May 17, 2010, the Company issued $150,000 of convertible promissory notes (the “2010 Convertible Notes”).  The terms of the 2010 Convertible Notes require the Company to pay 110% of the value of the 2010 Convertible Notes on November 17, 2010.  On or after November, 17, 2010, the holders of the 2010 Convertible Notes have the option, at their sole discretion, to convert outstanding principal and interest into shares of the Company’s common stock at a 50% discount to average Fair Market Value (as defined).    To the extent that the Company does not fulfill payments under the 2010 Convertible Notes as due, default interest at the lesser of 36% or the maximum rate allowed under applicable law is due.  The Company recorded a note discount relating to the beneficial conversion feature of $82,500, which is amortized over the term of the 2010 Convertible Notes.  As of June 30, 2010, the unamortized amount of the beneficial conversion feature was $68,750.

The 2008 Convertible Notes and the 2010 Convertible Notes (together, the “Convertible Notes”) are pari passu in right of payment to advances under the Line of Credit and the Note Payable.

In March and May 2010, principal and accrued interest of $181,000 relating to certain 2008 Convertible Notes was converted into 2,166,666 shares of restricted common stock.

At June 30, 2010 and 2009, accrued interest payable on the outstanding Convertible Notes was $48,147 and $21,770, respectively.

Page Number Reference:
Page F-12 – Note 6

Comment No. 14.
As a related matter, please tell us how the conversion of $150,000 of debentures into 1.65 million shares of stock relates to these agreements. Specifically address how the number of shares issued of 1.65 million ($0.09 per share) is consistent with the disclosed conversion term of $150,000 of debentures for 150,000 shares, or a rate of $1 per share.

Response:
The Company has revised Note 6 to the Financial Statements to correctly disclose the conversion terms relating to the Company’s convertible promissory notes.  The previous disclosure (describing the conversion at a rate of $1 notional value per share) was inaccurate.

The proposed text for Note 6 is set forth in full, in the Company’s response to comment # 13, immediately above.

11

Page Number Reference:
Page F-12 – Note 6

Comment No. 15.
Further, we note from your presentation on page F-6 in the Statement of Stockholders’ Deficit that $31,000 ($22,000 on March 29, 2010 and $9,000 on May 28, 2010) of common stock was issued to holders of promissory notes.  Please tell us whether this is meant to represent the $33,000 disclosed in this Note and if so, how the conversion price was determined and how this price related to the market value on the date of issuance.  Please also revise your financial statements for consistency.

Response:
Yes – the $31,000 of common stock that was issued to holders of promissory notes (as referenced on page F-6 in the Statement of Stockholders’ Deficit) is meant to represent the $33,000 disclosed in Note 6 to the Financial Statements. Note 6 has been revised to describe accurately the amounts converted and shares issued in connection with the conversion.  See also the proposed text for Note 6 in the Company’s response to comment # 13, above.

Page Number Reference:
Page F-12 – Note 6

Comment No. 16.
Finally, tell us in your response and revise your disclosure to indicate the number of shares the $50,000 share subscription represents, how the conversion price was determined, how the conversion price relates to the stated terms if not the same, and why the shares were not issued by June 30, 2010.

Response:
The $50,000 conversion of debt to shares was not accurately reflected in the financial statements within the Form 10K as of June 30, 2010. The amount was not converted until July 2010.  The Company has appropriately reflected the $50,000, previously presented as share subscriptions, as convertible notes as of June 30, 2010 in its amended filing.  The conversion of these notes into shares of the Company’s common stock did not occur until July, 2010.

Page Number Reference:
Page F-6 -- Statements of Stockholders’ Equity (Deficit)

Financial Statements, Note 7 – Subsequent Events, page F-10

Comment No. 17.
Please revise your disclosure here to indicate the results of your evaluation for subsequent events.  If there were no reportable subsequent events, so state.

12

Response:
The Company has amended the Subsequent Events footnote to reflect the Company’s evaluation.  The text is substantially as follows:

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 15, 2010, which is the date the financial statements were issued.

On August 6, 2010, the Company’s purchase of the lease on the Eddy County Properties under the Robinhood Agreement closed.  The Robinhood Agreement was amended and the final closing purchase price was for $100,000, the amount of which had already been paid to Robinhood, LLC in October, 2009.  As discussed in Note 3 above, as of June 30, 2010, the Company realized impairment for the $200,000 which had been incurred thus far in connection with the Eddy County Properties due to the substantial doubt associated with realizing any future benefit from the leased oil and gas properties.

On October 15, 2010, the Company entered into a letter of intent (“LOI”), to acquire all of PG’s right, title and interest (representing an 87.5% working interest) in the Canyon Sands Locations.  Under the LOI, the Company would increase its authorized share capital to 500,000,000 common shares and then issue PG (a) shares of its common stock representing 75% of the Company’s issued and outstanding capital plus (b) a note payable in the amount of $3.5 million, secured by the lease on the Canyon Sands Locations.

Upon completion of the transaction contemplated by the LOI, PG would then grant the Company an irrevocable option to participate as a working interest owner in future activities on acreage held by PG in Val Verde County, Texas.  The LOI also provided for a change in the Company’s management, with PG’s management replacing the Company’s current management, along with a change in the Company’s name to Rio Grande Petroleum, Inc.  The issuance of the Company’s shares would be subject to approval by the Company’s board of directors and the transaction proposed by the LOI was subject to approval by the Company’s shareholders.  Additional requirements under the LOI include satisfaction of due diligence by both parties, settlement of the Eddy Country Properties and settlement of the Company’s $550,000 line of credit and other debentures through the issuance of stock.

The LOI required that a formal and definitive agreement be executed by January 12, 2011, otherwise the LOI would terminate.  The transaction proposed by the LOI would be accounted for as an asset purchase by the Company, with the value of the transaction being determined based upon the quoted market price for the Company’s stock the day that the proposed transaction closes.

13

Page Number Reference:
Page F-14 – Note 8 / Subsequent Events

Item 9A. Controls and Procedures, page 31

Comment No. 18.
Given the discrepancies noted on our comments above requiring you to file an amended Form 10-K for the fiscal year ended June 30, 2010, please reassess both your Disclosure Controls and Procedures and Internal Control Over Financial Reporting as “ineffective.”

Response:
The Company has reassessed both its Disclosure Controls and Procedures and Internal Control over Financial Reporting as “ineffective” for the year ended June 30, 2010.

▪
The text is substantially as follows: As a result of the PG Transaction, the Company’s incoming management had to rely on any documentation and other support received from Company’s management in place as of June 30, 2010 to evaluate the effectiveness of the Company's disclosure controls and procedures as defined in Exchange Act Rules 13a-14(c) as of June 30, 2010 (the "Evaluation Date").  In connection with the management transition resulting from the PG Transaction, the Company’s incoming management was not provided any documentation or support relating to the Company’s disclosure controls and procedures, and have, therefore, determined that the Company’s disclosure controls and procedures on the Evaluation Date were ineffective in ensuring that material information relating to the Company would be made known to them by individuals within those entities, particularly during the period in which this annual report was being prepared and that  information required to be disclosed in our SEC reports is recorded,  processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

▪
Management has undertaken an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based upon this evaluation, and as a result in the recent change in management resulting from the PG Transaction, management concluded that our internal control over financial reporting was ineffective as of June 30, 2010.

Page Number Reference:
Page 31 – Controls and Procedures

14

General

Comment No. 19.
We have requested an amended Form 10-K for the year ended June 30, 2010 in several comments in this letter. We note that the audit report for the year ended June 30, 2009 included in your fiscal 2010 Form 10-K is signed by Larry O’Donnell, who was deregistered from the PCAOB on December 14, 2010; therefore you may no longer include his audit report in your filings with the Commission. You will need to engage a firm that is registered with the PCAOB to re-audit the year ended June 30, 2009 prior to filing the amended Form 10-K for the year ended June 30, 2010 as fiscal 2009 results are required to be included in such Form.

Response:
The Company has engaged a firm registered with the PCAOB (Whitley Penn LLP) to re-audit the year ended June 30, 2009, and that firm’s opinion is included in the Form 10-KT filed May 16, 2011.

Page Number Reference:
See Form 10-KT filed on May 16, 2011

Comment No. 20.
As a related matter, please revise the disclosure in Item 9 on page 30 to indicate that the PCAOB has revoked the registration of your prior auditor, Larry O’Donnell, CPA, P.C., and to indicate the date of the Form 8-K filed with Exhibit 16.1 as discussed in point (vi).

Response:
The Company has revised its disclosure in Item 9 to indicate that the PCAOB revoked the registration of the Company’s prior auditor, Larry O’Donnell, CPA, P.C., and to indicate the February 16, 2010 filing date of the Form 8-K which includes Exhibit 16.1.

Page Number Reference:
Page 30 -- Item 9

Form 10-Q for the Quarterly Period Ended December 31, 2010

Note 5 – Line of Credit, page F-7

Comment No. 21.
Please tell us in your response and revise your disclosure to indicate how the conversion price of $0.05 for the $550,000 line of credit and accrued interest was determined, how it compared to market value on the date of issuance, and whether and how you recognized any gain or loss on such conversion.

15

Response:
The Company entered into an amended line of credit on April 15, 2010 to receive up to $550,000. The line of credit also had an interest rate of 10% per annum. At June 30, 2010, the Company had received $550,000 under the line of credit. The Company had accrued interest of $35,474 in connection with these funds. At December 14, 2010 the Company converted the line of credit at $0.05 a share, which was above the market value of $0.03 a share. Because the settlement was above the market value there was no beneficial conversion feature. The $0.05 was determined between the President of the Company and the note holder.

The Company has addressed this comment in the related disclosure included in the Company’s Transition Report on Form 10-KT for the six months ended December 31, 2010, filed on May 16, 2011.  The text is of the revised disclosure is substantially as follows:

Line of Credit

The Company has entered into an Amended Line of Credit Agreement on April 15, 2010 to receive up to $550,000 from a third party.  The Line of Credit had an interest rate of 10% per annum and a maturity date of December 21, 2010.  At June 30, 2010, the Company had received advances of $550,000 under the Line of Credit.  The Company had accrued interest of $35,474 in connection with these funds as December 31, 2010.  At December 14, 2010, the Company converted the line of credit of $550,000 and interest into 12,242,000 shares of restricted common stock.

Page Number Reference:
See Form 10-KT filed on May 16, 2011, page F-10.

Results of Operations
For the Three months Ended December 31, 2010 compared to the Three months Ended December 31, 2009

Comment No. 22.
Your disclosure here indicates that expenses decreased due to the issuance of stock to officers and directors in the current quarter.  Please clarify whether the issuance of stock was in lieu of cash payment and, if so, how such stock was valued. Further, please revise the last sentence of the third paragraph of this section to discuss the decrease in net loss. Your current disclosure indicates net loss and expenses both increased period to period.

Response:
This paragraph was inaccurate, and was removed in the December 31, 2010 Form 10 K/T. The Company has addressed this comment in the related disclosure included in the Company’s Transition Report on Form 10-KT for the six months ended December 31, 2010, filed on May 16, 2011.  The text is of the revised disclosure is substantially as follows:

16

Results of Operations
For the 10-KT period July 1, 2010 through December 31, 2010, we did not recognize any revenues from our business activities.  For the period July 1, 2010 through December 31, 2010, we incurred operating expenses of $449,656.  For the period July 1, 2010 through December 31, 2010, we incurred a net loss of $625,344.

General and Administrative
G&A expenses include employee-related costs, professional service fees, allocations of overhead expenses, litigation costs and corporate administrative costs, including finance and human resources. Total G&A expenses were approximately $409,880 for the six months ended December 31, 2010, compared with approximately $254,201 and $35,648 for the fiscal years ended June 30, 2010 and 2009, respectively.

Liquidity
At December 31, 2010, there were no assets.  At December 31, 2010, we had total liabilities of $661,401 including $176,127 in accounts payables.

As of December 31, 2010, there were no cash and cash equivalents compared to $14,665 and $6,075 as of June 30, 2010 and June 30, 2009, respectively. We didn’t have any marketable securities as of December 31, 2010. Our working capital was $(661,401), $(1,056,541) and $(608,072) as of December 31, 2010, June 30, 2010 and June 30, 2009, respectively.

Capital Resources
We have only common stock as our capital resource.  We have no material commitments for capital expenditures within the next year; however, if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

Page Number Reference:
See Form 10-KT filed on May 16, 2011, page 23.

Comment No. 23.
You disclose, in footnote 3, that the agreement to purchase the New Mexico properties had not closed as of December 31, 2010. Your Form 10-Q was filed on February 14, 2011. You subsequently filed a Form 8-K dated February 18, 2011 to report the sale of certain New Mexico properties to Quad Energy Corporation. You also make reference to the assumption by the purchaser of Blugrass’ debt to Doral Energy. The sales agreement for the New Mexico properties appears to have been dated January 24, 2011 (prior to the filing of your Form 10-Q). Please describe the nature and timing of this transaction. Explain how your Form 10-Q for December 31, 2010 complied with the disclosure requirements of Rule 8-03(b)(1) and (2) of Regulation S-X. It appears that financial statements of the acquired business and accompanying pro forma financial information are required pursuant to Rules 8-04 and 8-05 of Regulation S-X.  It also appears that the disclosures with respect to the subsequent disposition of these properties are required pursuant to Rule 8-03(b)(4) of Regulation S-X. Please provide the required financial information or provide us with numerical support for your conclusion that the transactions are not material, if applicable.  We may have further comments upon review of your response.

17

Response:
The Company entered into an agreement to purchase several oil and gas properties on October 12, 2009 for $550,000. The Agreement was subsequently amended on March 4, 2010 lowering the purchase price to $200,000 and 200,000 restricted shares of Blugrass’ common stock, with the cost of environmental remediation to be deducted from the purchase price. As of June 30, 2010 the transaction has not closed. However Company had paid $200,000 towards this purchase, but has not issued any common stock.  Title to these oil and gas properties has not transferred to the Company as of the date of these financial statements, pending remediation work to be done by the seller. The Company capitalized $200,000, but have deemed this amount to be impaired due to the lack of a reserves analysis or projected positive cash flows.

On January 24, 2011, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Quad Energy Corp. (“Quad Energy” or the “Buyer”) for the sale of 100% of the Company’s rights, title and interest to certain properties, located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Asset Purchase Agreement the Eddy County Properties consist of approximately 2,800 acre leasehold and all existing equipment used to produce oil and natural gas located on the Eddy County Properties.  As consideration for the transaction the Company was to receive 5,000,000 shares of the Buyer’s common stock valued at $.10 per share.  The transaction closed on January 25, 2011 and the Company recorded an investment in Buyer in the amount of $500,000.  At March 31, 2011, the value of the investment in Quad Energy had decreased and the Company recorded an unrealized loss on the statement of operations of $325,000 as the decrease in value was determined to be other than temporary.

The Company has addressed this comment in the related disclosure included in the Company’s Transition Report on Form 10-KT for the six months ended December 31, 2010, and the March 31, 2011 Form 10Q both filed on May 16, 2011.  The text is of the revised disclosure is substantially as follows:

Form 10 K/T
The Company entered into an agreement to purchase several oil and gas properties on October 12, 2009 for $550,000. The Agreement was subsequently amended on March 4, 2010 lowering the purchase price to $200,000 and 200,000 restricted shares of Blugrass’ common stock, with the cost of environmental remediation to be deducted from the purchase price. As of June 30, 2010 the transaction has not closed. However Company has paid $200,000 towards this purchase, but has not issued any common stock.  Title to these oil and gas properties has not transferred to the Company as of the date of these financial statements, pending remediation work to be done by the seller. The Company capitalized $200,000, but have deemed this amount to be impaired due to the lack of a reserves analysis or projected positive cash flows. On January 24, 2011 the Company sold its interest in theses oil and gas properties.

18

Form 10Q
On January 24, 2011, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Quad Energy Corp. (“Quad Energy” or the “Buyer”) for the sale of 100% of the Company’s rights, title and interest to certain properties, located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Asset Purchase Agreement the Eddy County Properties consist of an approximately 2,800 acre leasehold and all existing equipment used to produce oil and natural gas located on the Eddy County Properties.  As consideration for the transaction the Company was to receive 5,000,000 shares of the Buyer’s common stock valued at $.10 per share.  The transaction closed on January 25, 2011 and the Company recorded an investment in Buyer in the amount of $500,000.  At March 31, 2011, the value of the investment in Quad Energy had decreased and the Company recorded an unrealized loss on the statement of operations of $325,000 as the decrease in value was determined to be other than temporary.

Page Number Reference:
See Form 10-KT filed on May 16, 2011, page F-8.
See Form 10-Q filed on May 16, 2011, page 7.

***

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

19

If you have any further questions, please call the undersigned at 972.404.9995.

Sincerely,

/s/ Laurence K. Maguire
Laurence K. Maguire
Executive Vice President and Chief Financial Officer

cc:	Amy Geddes, SEC, First Reviewer
Abe Janz, President & CEO, Blugrass Energy/Rio Grande Petroleum
Roger Crabb, Scheef & Stone, LLP
Michael Bodwell, Partner, Whitley Penn LLP
Ted Madsen, Partner, Madsen & Associates CPA’s, Inc.

Enclosure:  Definitive participation agreement with Petro Grande, LLC

20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended June 30, 2010

Or
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from _____________ to _____________

Commission file number: 000-54035

BLUGRASS ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-4952339
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13465 Midway Rd, Suite 322, LB 10, Dallas, TX 75244
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (972) 404-9995

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [_]   No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [_]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such  shorter  period that the  registrant  was required  to file  such  reports),  and  (2) has  been  subject  to such  filing requirements for the past 90 days.
Yes [X]   No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (ss. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer,"  "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One).

Large accelerated filer [_]	Accelerated filer [_]

Non-accelerated filer [_] (Do not check if a smaller reporting company)	Smaller reporting company [X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [_]  No [X]

The aggregate market value of voting stock held by non-affiliates of the registrant was $1,580,833 as of  June 30, 2010 based upon the closing market price of the Company's stock on that date.

There were 51,616,666 shares outstanding of the registrant's Common Stock as of June 30, 2010.

EXPLANATORY NOTE

Blugrass Energy, Inc. is filing this Amendment No. 1 to Form 10-K (the “Amendment”) to amend its annual report for the fiscal year ended June 30, 2010, as filed with the Securities and Exchange Commission on November 15, 2010 (the “Annual Report”). The purpose of this Amendment is to revise the Annual Report as a result of review of the Company’s Form 10-K by the Securities and Exchange Commission in February 2011.  This Amendment contains changes to following items:

•	Cover Page
•	Part I
o	Item 1 (Business / Oil and Gas Properties)
o	Item 1A. (Risk Factors / General Business Risk Factors)
•	Part II
o	Item 5. (Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities / Recent Sales of Unregistered Securities),
o	Item 6. (Selected Financial Data)
o	Item 7. (Management’s Discussion and Analysis of Financial Condition and Results of Operations / Prospective Oil and Gas Activities, Results of Operations, Going Concern and Property and equipment)
o
Item 8. (Financial Statements and Supplementary Data / Balance Sheets, Statements of Operations, Statements of Cash Flow, Statements of Stockholders’ Equity (Deficit), Notes to the Financial Statements – Notes 1 through 9)

o	Item 9. (Changes in and Disagreements With Accountants on Accounting and Financial Disclosure / Previous Independent Registered Public Accountant)
o	Item 9A(T). (Controls and Procedures)

Except for the foregoing amended information, we have not updated the disclosures in the Annual Report to reflect events that have occurred subsequent to the November 15, 2010 initial filing of the Annual Report.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Form 10-K/A may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are subject to risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Form 10-K/A that address activities, events or developments that we expect or anticipate will occur in the future, including such things as estimated future net revenues from oil and gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strength, goals, expansion and growth of our business and operations, plans, references to future success, reference to intentions as to future matters, and other such matters are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this Form 10-K/A are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this Form 10-K/A. All forward-looking statements speak only as of the date of this Form 10-K/A. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

PART I

References in this Transition Report on Form 10-K/A to “we,” “us,” “Blugrass” or “the Company” refer to Blugrass Energy Inc., a Nevada corporation.

ITEM 1.  BUSINESS

General

Blugrass Energy Inc. “Blugrass” is a publicly held corporation quoted on the OTC under the symbol BLUG.PK. The Company was incorporated under the laws of the State of Nevada on May 19, 2006 as Coastal Media, Inc.  On September 11, 2008, the Company amended its Articles of Incorporation to change its name to Blugrass Energy Inc.

History of Blugrass Energy, Inc.

Blugrass Energy, Inc. (the Company) was incorporated under the laws of the State of Nevada on May 19, 2006, as Coastal Media, Inc.  On October 1, 2008, the Company amended its Article of Incorporation to change its name from Coastal Media Inc. to Blugrass Energy, Inc.

Our original business plan which we commenced in June 2006 was to operate a cruising guides website and produce and sell multimedia DVD for pleasure boating.  We have been in the development stage since our inception.  Activities through June 30, 2010 include the raising of equity capital and the formation of a business plan to merge with or acquire and develop assets from a company in the oil and gas industry.

Company Overview

We had been inactive prior to 2008. We have no recent operating history and no representation is made, nor is any intended that we will be able to carry on our activities profitably.  The viability of the proposed business effort is dependent upon sufficient funds being realized from offerings, of which there is no assurance.  John Kenney Berscht, Chief Executive Officer and Director, has prior experience in the acquisition, evaluation, exploration and development of oil and gas properties.

Blugrass is an oil and gas exploration and development company focused on creating a  portfolio  of  North  American  assets  that  exhibit  consistent, predictable,  and  long lived  production  capabilities.  We plan to build value through the acquisition and development of gas and oil assets that contain proven reserves in domestic areas where reserves can be economically produced at a low risk to the Company relying on joint venture partners to supply most of the funds needed to explore or develop these properties.

Our main emphasis will be to acquire production or revenue generating opportunities either by lease purchase or farmout, when available, with third parties and industry   partners.   We plan to engage in the exploration, acquisition, development, production, and sale of natural gas and crude oil, although the Company expects to generate most of its initial revenue from the production and sale of natural gas.

We have no revenues at this time and anticipate that we will need additional capital to support the execution of our business plan.  Decisions regarding future participation in acquisitions or other business development activities will be made on a case-by-case basis.

Our overall growth strategy is to continue building value in our Company through the development and acquisition of gas and oil assets that exhibit consistent, predictable, and long-lived production.

We plan on acquiring properties that contain proven gas reserves, some of which are adjacent to interstate pipeline systems which provide ready access to sales markets for the gas produced. We believe our path to success will be built around a three phase growth strategy as described below:

Phase One of our business plan calls for investing in various lease holdings and properties with no current production.  This program is consistent with our principal strategy which is to acquire and farmout small land positions in major oil and natural gas basins while retaining negotiated carried interests. Surface geology will be reviewed along with seismic data, when available, which will aid in subsurface structural interpretation and lead generation for new acquisition opportunities in areas of interest.

Phase Two of our business plan calls for purchasing interests in properties which contain proven reserves.  This growth strategy is partially based on participation, as it intends to team up with outside strategic partners, and investors who will assume part or all of the costs associated with the drilling of additional wells in exchange for part of the revenues derived from the wells they finance.  We expect that implementation of this strategy will reduce the financial risk to us while retaining an overriding net royalty interest in each successful well drilled.

Phase Three of our business plan calls for originating, developing and managing balanced, low-risk, highly-focused  developmental  drilling  programs, with accredited investors and qualified  partners, in areas with low drilling costs and high success rates.  This stage further balances our approach to profitable energy asset development through low risk, highly focused, predominantly "development" drilling projects.

This business development plan is expected to be executed in multiple phases. The pace of the development will obviously depend on the availability of a viable financing program, lender restrictions, general economic conditions, and potential other factors relevant to this type of program.

The Market

Natural Gas Supply and Demand: Natural gas drillers across the United States are idling rigs setting the stage for supplies to drop faster than demand.  Approximately 45% of the rigs in the United States have been shut down since September 2008. The U.S. Energy Department expects that production will fall 5.2%, faster than the 1.9% decline in use.

Blugrass' management believes that there are strong indications that the oil and gas market has bottomed out and as it has reflected stronger market since January 2009.  Blugrass believes that the fall in gas prices, as well as, increases in the costs of acreage and drilling provides the Company with a rare opportunity to position the Company for the future.

The National Petroleum Council estimates the U.S. demand for natural gas to increase from 22 trillion cubic feet (TCF) in 1998 to over 31 TCF by 2015.  This nearly 50% increase in demand for natural gas, coupled with constrained supplies from conventional sources and storage facilities, suggests an urgent need for new gas sources.  Although conventional gas sources such as high permeability sandstones supply about 60% of the U.S. demand (13 TCF in 1998), projections indicate a flat to declining supply through year 2015.  The shortfall in conventional gas supply is expected to be taken up by production from un-conventional sources such as tight gas sandstones/shales, associated gas, and Coal Bed Methane (CBM).  CBM shows great promise as a future source of natural gas, with the US Geological Survey estimating some 700 TCF contained in 6 major CBM basins in the continental US. This constitutes an enormous reserve, almost the entire US demand for the next 25 years.

We plan to acquire leases that lie within one or more of these sub-basins.  We believe the current supply and demand fundamentals will lead to a strengthening in prices.  Consequently, we intend to continually seek out potential producing properties in these regions of the U.S.

CBM Production: CBM production is similar to conventional natural gas production in  terms  of the  physical  production  facilities  and the  product  produced. However, surface mechanics and some production characteristics of CBM wells are quite different from traditional natural gas production wells.  Methane gas is created as part of the coalification process.  Coals vary in their methane gas content which is defined by the industry as cubic feet of gas per ton of coal.  Conventional natural gas wells assume a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap.  However, CBM is trapped in the molecular structure of the coal itself until it is released by pressure changes, resulting from water removal from the coal-bed.

Water completely permeates coal-beds and the natural fracture system or cleats as they are normally referred.  In good production areas, the cleats are pervasive throughout the coal-beds.  CBM gas, principally methane, is adsorbed onto the grain surfaces of the coal.

To produce CBM, the water must be drawn off first, lowering the pressure so that the methane gas will desorb from the coal thus allowing gas to flow from the coal into the de-watered cleats that act as high permeable conduits to the well bore, where gas can be produced at the well head

These cleats are assumed to have been formed during the coalification and uplifting processes. If cleat permeability is adequately developed, it may allow commercial quantities of methane gas to be produced from the well. The qualities of productive CBM wells include coal quality, the content of natural gas per ton of coal, thickness of the coal-beds, reservoir pressure, existence of natural fractures, and overall permeability of the coal-bed.

CBM production also differs from conventional gas production that normally starts at its highest production rate and then declines with time.  Because coal-beds have water residing within the cleats, the water needs to be withdrawn in order to promote production of the adsorbed gases. Thus, for the case of CBM, initial water production is high and diminishes with time. CBM gas production, however, starts at a relatively low rate, reaching a peak some months later and then begins to decline.

CBM production is attractive due to several geological factors:  Coal stores six or seven times as much gas as a conventional natural gas reservoir of equal rock volume due to the large internal surface area of coal; significant amounts of coal are accessible at shallow depths, making well drilling and completion relatively inexpensive; exploration costs are also low since methane occurs in coal deposits, and the location of the Nation's coal resources is well defined.

Global Oil Supply and Demand:  World demand for oil has fluctuated wildly in the past year.  While there was much growth in demand, about 40 percent from Asia, into 2008 due mainly to rapidly growing economies in China and India there has been a dramatic decline in oil demand due to the worldwide recession.  In 2004, China passed Japan as the world's second-largest consumer of oil. It used an average of 6.63 million barrels of oil every day - about twice what it produces. Its oil imports doubled between 1999 and 2004.  China's demand for oil is expected to continue to increase each year albeit much more slowly in the recession. If that happens, China will surpass the United States as the world's largest consumer of oil by 2015. Similarly, India's oil needs are expected to grow by four to seven percent a year.

Up to this point, the world's oil producers have been able to meet demand. However, should demand increase substantially, or production increase for any reason, there could be a significant spike in the price of oil and possible shortages.

The London-based Oil Depletion Analysis Centre recently released a study that predicted tight oil supplies through the rest of this decade, even if all of the new major oil recovery projects scheduled to come on stream over the next six years meet their targets.  The only way to avoid it, the study said, is for demand to drop sharply, which it did in the last half of 2008.

Increasing Supply:  There are two ways to increase oil supply:  getting more oil out of existing wells and finding new sources.  Extraction  from existing wells has been getting  steadily more  efficient;  according to The Economist,  "A few decades ago, the average oil recovery rate from  reservoirs  was 20%;  thanks to remarkable  advances  in  technology,  this has risen to about 35%," with future increases expected.  Methods for recovering oil from shale are notable for continuing to improve. Furthermore new sources, including the continental shelf, continue to be opened for exploration.

Areas of Interest and Property:  We will consider the following criteria when evaluating whether to acquire an oil and gas prospect:

     1)   Proximity to existing production;
     2)   Target zone is less than 4,000 feet in depth;
     3)   Location in a known producing region;
     4)   Whether there is well control data from nearby drill sites;
     5)   Favorable geologic evaluations by local geologists of production potential;
     6)   Reasonable cost of acquisition;
     7)   Term of lease and drilling commitment, if any; and
     8)   Reasonable drilling cost estimates.

Upon selecting a lease for purchase, a geochemical survey of the property will be initiated.

Competition, Markets, Regulation and Taxation

Competition:  There are a large number of companies and individuals engaged in the exploration for minerals and oil and gas; accordingly, there is a high degree of competition for desirable properties.  Many of the companies and individuals so engaged have substantially greater technical and financial resources than us.

Most of the domestic natural gas reserves are concentrated in larger U.S. based companies.  In 2005, the top twenty operators (Class 1-10 and 11-20) had sixty percent of the proven reserves of natural gas.  The next two size classes contain 80 and 400 companies and account for 24 and 10 percent of the U.S. natural gas proved reserves, respectively. The top 20 operators had a 23 percent increase in their reserves from 200 to 2005.  The rest of the operators had a three percent increase in their reserves during the same period.  There were 859 active gas producing fields in 2005 and approximately 15,000 domestics oil and gas operators.

Markets: The availability of a ready market for oil and gas discovered, if any, will depend on numerous factors beyond the control of us, including the proximity and capacity of refineries, pipelines, and the effect of state regulation of production and of federal regulations of products sold in interstate commerce and recent intrastate sales.  The market price of oil and gas are volatile and beyond our control.  The market for natural gas is also unsettled, and gas prices have fluctuated dramatically in the past four years with substantial fluctuation, seasonally and annually.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells.  In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is no assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas.  There presently exists an oversupply of gas in the certain areas of the marketplace due to pipeline capacity, the extent and duration of which is not known.  Such oversupply may result in restrictions of purchases by principal gas pipeline purchasers.

Governmental Regulations:  Regulation of Oil and Natural Gas Production.  Our oil and natural gas exploration, production and related operations, when developed, are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies.  For example, some states in which we may operate require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas.  Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.  Failure to comply with any such rules and regulations can result in substantial penalties.  The regulatory burden on the oil and gas industry will most likely increase our cost of doing business and may affect our profitability.   Although  we  believe  we  are  currently  in substantial  compliance with all applicable laws and  regulations,  because such rules and regulations are frequently amended or reinterpreted,  we are unable to predict  the future  cost or impact of  complying  with such  laws.  Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

Federal  Regulation  of Natural Gas: The Federal  Energy  Regulatory  Commission ("FERC")  regulates  interstate  natural  gas  transportation  rates and service conditions,  which may affect the marketing of natural gas produced by us, as well as the revenues that may be received by us for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"),  that have significantly altered the marketing and transportation of natural gas.

Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed.  One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry.

The United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636 and the Supreme Court have declined to hear the appeal from that decision. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

The price we may receive from the sale of oil and natural gas liquids will be affected by the cost of transporting products to markets.  Effective January 1, 1995,  FERC  implemented regulations establishing an indexing system for transportation rates for oil pipelines, which generally, would index such rates to inflation, subject to certain conditions and limitations.  We are not able to predict with certainty the effect, if any, of these regulations on our intended operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

Compliance with Environmental Laws and Regulations:  Our operations are subject to local, state and federal laws and regulations governing environmental quality and pollution control.  To date our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material.  We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Effect of Changing Industry Conditions on Drilling Activity: Lower oil and gas prices have caused a decline in drilling activity in the U.S. from time to time. However, such reduced activity has also resulted in a decline in drilling costs, lease acquisition costs and equipment costs, and an improvement in the terms under which drilling prospects are generally available.  We cannot predict what oil and gas prices will be in the future and what effect those prices may have on drilling activities in general, or on its ability to generate economic drilling prospects and to raise the necessary funds with which to drill them.

Regulation and Pricing of Natural Gas:  Our operations may be subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC) with respect to the sale of natural gas for resale in interstate and intrastate commerce.  State regulatory agencies may exercise or attempt to exercise similar powers with respect to intrastate sales of gas.  Because of its complexity and broad scope, the price impact of future legislation on the operation of us cannot be determined at this time.

Crude Oil and Natural Gas Liquids Price and Allocation Regulation:  Pursuant to Executive Order Number 12287, issued January 28, 1981, President Reagan lifted all existing federal price and allocation controls over the sale and distribution of crude oil and natural gas liquids.  Executive Order Number 12287 was made effective as of January 28, 1981, and consequently, sales of crude oil and natural gas liquids after January 27, 1981 are free from federal regulation. The price for such sales and the supplier-purchaser relationship will be determined by private contract and prevailing market conditions.

As a result of this action, oil which may be sold by us will be sold at deregulated or free market   prices.  At various times, certain groups have advocated the reestablishment of regulations and control on the sale of domestic oil and gas.

State Regulations:  Our production of oil and gas, if any, will be subject to regulation by state regulatory authorities in the states in which we may produce oil and gas. In general, these regulatory authorities are empowered to make and enforce regulations to prevent waste of oil and gas and to protect correlative rights and opportunities to produce oil and gas as between owners of a common reservoir.  Some regulatory authorities may also regulate the amount of oil and gas produced by assigning allowable rates of production.

Proposed Legislation:  A number of legislative proposals have been and probably will continue to be introduced in Congress and in the legislatures of various states, which, if enacted, would significantly affect the petroleum industries. Such proposals and executive actions involve, among other things, the imposition of land use controls such as prohibiting drilling activities on certain federal and state lands in road-less wilderness areas. At present, it is impossible to predict what proposals, if any, will actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals will have. However, President Clinton's establishment of numerous National Monuments by executive order has had the effect of precluding drilling across vast areas of the Rocky Mountain West.

Environmental Laws: Oil and gas exploration and development are specifically subject to existing   federal and state laws and regulations governing environmental quality and pollution control.  Such laws and regulations may substantially increase the costs of exploring for, developing, or producing oil and gas and may prevent or delay the commencement or continuation of a given operation.

All of our operations involving the exploration for or the production of any minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the right of adjoining property owners. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations.

It may be anticipated that future legislation will significantly emphasize the protection of the environment, and that, as a consequence, our activities may be more closely regulated to further the cause of environmental protection.  Such legislation, as well as future interpretation of existing laws, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent to which cannot now be predicted.

External Growth Strategy:  Oil and gas production companies are subject to international competition, particularly as businesses in this industry becomes more global in nature.

As a result of these and other factors affecting industry today, such as deregulation, capital market intervention, and new developments in recovery technologies, small businesses and large corporations are being forced to adapt quickly to such transformations in order to thrive or even merely survive.

Many private company managers have concluded that it is timely and prudent to look at being acquired by a properly capitalized strategic partner in order to remain competitive in this type of economic environment.  This new strategic alliance could come from  a  publicly traded company or a privately held competitor with greater access to equity or debt capital, or one that possesses enhanced advertising and marketing capabilities, and has capital intensive, expansive product engineering, and sales and support capabilities.

For these and other reasons, there has been significant energy involving mergers and acquisitions in the oil and gas industries at present.  Many large firms involved in this industry have established corporate growth strategies that consistently include acquisitions. These experienced buyers search for companies that fit their well-defined acquisition criteria, often attempting to buy companies that are not actively for sale, seeking to generate exponential growth through the purchase of a complimentary businesses.

Production companies are obvious targets of interest partly because they have established revenue streams and are compatible with our core revenue generating business model.  Service related businesses, such as drillers, are also of interest because they will allow us to control our recompletion and drilling schedules on our leased acreage.  Therefore, during the coming months, in an effort to broaden our revenue generating capabilities, we plan to aggressively explore and pursue these types of strategic acquisition opportunities.

Prospective Oil and Gas Activities

On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company contracted to purchase Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Robinhood Agreement also provided for a final closing of the transaction once title of the lease on the Eddy County Properties was transferred to the Company and upon the achievement of certain minimal oil production levels.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a result of the execution of the Robinhood Agreement, the first installment payment, and the anticipated final closing of the Robinhood Agreement the Company recorded a $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ interest in the leases to be acquired on the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet.

After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the final closing under the Robinhood Agreement had not yet occurred.  The Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and discussed the need to adjust the purchase price, and the Robinhood Agreement was further amended on August 6, 2010 to provide for a purchase price of $100,000, which was the amount that had been paid by the Company to Robinhood, LLC as the first installment payment.  This amendment also provided for a final closing under the Robinhood Agreement.

The Company and Doral are evaluating the options available in regards to the Eddy County Properties, given the extensive costs anticipated for the repair of the existing wells, including necessary remediation.  As of June 30, 2010, all amounts previously recorded relating to the purchase of the lease on Eddy County Properties have been reclassified to deposits for exploration property.  Due to the uncertainty associated with recovering such amounts, as of June 30, 2010 the Company has recorded an impairment of assets for the entire carrying amount of $200,000.

Title to Properties

We do not hold or are the record owner of any properties, at the date of this filing.

Any future prospects may be subject to royalty, overriding royalty and other interests customary in the industry, liens incident to agreements, current taxes and other burdens, minor encumbrances, easements and restrictions.  Although we are not aware of any material title defects or disputes with respect to its undeveloped acreage, to the extent such defects or disputes exist, we would suffer title failures.

Backlog of Orders:  We currently have no orders for sales at this time.

Government Contracts:  We have no government contracts.

Company Sponsored Research and Development:  We are not conducting any research.

Number of Persons Employed:  As of November 12, 2009, we had no full-time employees.  Officers and Directors work on an as needed part-time basis up to 40 hours per week.

ITEM 1A.  RISK FACTORS

FORWARD LOOKING STATEMENTS

This document includes forward-looking statements, including, without limitation, statements relating to Blugrass Energy's plans, strategies, objectives, expectations, intentions and adequacy of resources.

These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Blugrass Energy's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These factors include, among others, the following:  ability of Blugrass Energy to implement its business strategy; ability to obtain additional financing; Blugrass Energy's limited operating history; unknown liabilities associated with future acquisitions; ability to manage growth; significant competition; ability to attract and retain talented employees; and future government regulations; and other factors described in this Annual Report on Form 10-K or in other of Blugrass Energy filings with the Securities and Exchange  Commission.  Blugrass Energy is under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General Business Risk Factors

Our business is a development stage company and unproven and therefore risky.

We have only very recently adopted the business plan described above.  Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the energy business, especially in view of the intense competition from existing businesses in the industry.

We have a lack of revenue history and investors cannot view our past performance as determinative of our future prospects, since we are a start-up company.

We were formed in May 2006 for the purpose of engaging in any lawful business and have adopted a plan to engage the acquisition, exploration, and if warranted, development of natural resource properties.  We have had no revenues in the last five years.  We are not profitable and the business effort is considered to be in an early development stage. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

We can give no assurance of success or profitability to our investors.

There is no assurance that we will ever operate profitably.  There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

Our auditors have issued a “going concern” audit opinion.

Our financial statements as of June 30, 2010 have been prepared on the assumption that we will continue as a going concern.  Our independent accountants have issued a report dated November 15, 2010 stating that our lack of revenue, significant losses accumulated during the development stage, and our net capital deficiency raise substantial doubt as to our ability to continue as a going concern.  There can be no assurance that we will be able to continue as a going concern.

We may have a shortage of working capital in the future which could jeopardize our ability to carry out our business plan.

Our capital needs consist primarily of expenses related to geological evaluation, general and administrative and potential exploration participation and could exceed $250,000 in the next twelve months.  Such funds are not currently committed, and we have cash of as of the date of this Annual Report on Form 10-K of approximately $14,665.

Our officers and directors may have conflicts of interest which may not be resolved favorably to us.

Certain conflicts of interest may exist between us and our officers and directors.  Our Officers and Directors have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business.  As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties. See "Directors and Executive Officers" and "Conflicts of Interest."  Our officers are spending part-time in this business - up to 40 hours per week.

We will need additional financing for which we have no commitments, and this may jeopardize execution of our business plan.

We have limited funds, and such funds may not be adequate to carry out the business plan in the energy business.  Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing.  If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

We may in the future issue more shares which could cause a loss of control by our present management and current stockholders.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company.  The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

We have a minimal operating history, so investors have no way to gauge our long-term performance.

We were formed in May 2006, and only recently adopted a business plan in the energy industry.  As evidenced by the financial reports we have had no revenue. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. Our venture must be considered highly speculative.

We are not diversified and we will be dependent on only one business.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations.  Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the energy industry and therefore increase the risks associated with our operations due to lack of diversification.

We will depend upon management but we will have limited participation of management.

We currently have two individuals who act as our Chief Executive Officer and Chief
Accounting Officer for up to 40 hours per week, each, on a part-time basis.  Mr. Berscht and Mr. Dunphy are also Directors of the Company.  We will be heavily dependent  upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward  implementing our business plan.

Once we receive the proceeds from this offering, other consultants may be employed on a part-time basis under a contract to be determined.  Because investors will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

Our officers and directors are not employed full-time by us, which could be detrimental to the business.

Our directors and officer are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses.  Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities.

Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officer and Directors to our business will be up to 40 hours per week. As such time as the Company is financially capable of paying salaries, it is anticipated that management will assume full time roles in the Company's operations.

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company, when the business may demand such full-time participation.

Our officer and directors may have conflicts of interests as to corporate opportunities which we may not be able or allowed to participate in.

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officer and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise.  Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring any business opportunity or mineral interest from any affiliate or officer or director. (See "Conflicts of Interest.")

Risk Factors Relating To Our Company and Our Business

Any person or entity contemplating an investment in the securities offered hereby should be aware of the high risks involved and the hazards inherent therein. Specifically, the investor should consider, among others, the following risks

Our business, the oil and gas business has numerous risks which could render us unsuccessful.

The search for new oil and gas reserves frequently results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, will not produce oil or gas in sufficient quantities to return a profit on the costs incurred.  There is no assurance we will find or produce oil or gas from any of the undeveloped acreage farmed out to us or which may be acquired by us, nor are there any assurances that if we ever obtain any production it will be profitable.

We have substantial competitors who have an advantage over us in resources and management.

We are and will continue to be an insignificant participant in the oil and gas business.   Most of our competitors have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying and developing or exploring suitable prospects.  Competitor's resources could overwhelm our restricted efforts to acquire and explore oil and gas prospects and cause failure of our business plan.

We will be subject to all of the market forces in the energy business, many of which could pose a significant risk to our operations.

The marketing of natural gas and oil which may be produced by our prospects will be affected by a number of factors beyond our control. These factors include the extent of the supply of oil or gas in the market, the availability of competitive fuels, crude oil imports, the world-wide political situation,  price regulation, and other factors.  Recently, there have been dramatic fluctuations in oil prices.  Any significant increase in the market prices of oil and gas could materially affect our profitability of oil and gas activities.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells.  In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas. There may, on occasion, be an oversupply of gas in the marketplace or in pipelines; the extent and duration may affect prices adversely.  Such oversupply may result in reductions of purchases and prices paid to producers by principal gas pipeline purchasers. (See "Our Business and Competition, Markets, Regulation and Taxation.")

Our business is subject to significant weather interruptions.

Our activities may be subject to periodic interruptions due to weather conditions.  Weather-imposed restrictions during certain times of the year on roads accessing properties could adversely affect our ability to benefit from production on such properties or could increase the costs of drilling new wells because of delays.

We will have significant additional financing requirements to fund our future activities.

If we find oil and gas reserves to exist on a prospect we will need substantial additional financing to fund the necessary exploration and development work. Furthermore, if the results of that exploration and development work are successful, we will need substantial additional funds for continued development.  We will not have sufficient proceeds from this offering to conduct such work and, therefore, we will need to obtain the necessary funds either through debt or equity financing, some form of cost-sharing arrangement with others, or the sale of all or part of the property. There is no assurance that we will be successful in obtaining any financing.  These various financing alternatives may dilute the interest of our shareholders and/or reduce our interest in the properties.

We will have working capital needs for which we have no funding commitments.

Our working capital needs of consist primarily of: lease acquisitions, geological data acquisition and interpretation, title examination activities and administration  and are  estimated to total over $250,000 in the next twelve months, none of which funds are committed.  We have only minimal cash as of the date of this Amended Annual Report on Form 10-K.

We are subject to significant operating hazards and uninsured risk in the energy industry.

Our proposed operations will be subject to all of the operating hazards and risks  normally incident to exploring, drilling for and producing oil and gas, such as encountering unusual or unexpected formations and pressures, blowouts, environmental pollution and personal injury. We will maintain general liability insurance but we have not obtained insurance against such things as blowouts and pollution risks because of the prohibitive expense.  Should we sustain an uninsured loss or liability, or a loss in excess of policy limits, our ability to operate may be materially adversely affected.

We are subject to Federal Income Tax laws and changes therein which could adversely impact us.

Federal income tax laws are of particular significance to the oil and gas industry in which we intend to engage.  Legislation has eroded various benefits of oil and gas producers and subsequent legislation could continue this trend. Congress is continually considering proposals with respect to Federal income taxation which could have a material adverse effect on our future operations and on our ability to obtain risk capital which our industry has traditionally attracted from taxpayers in high tax brackets.

We are subject to substantial government regulation in the energy industry which could adversely impact us.

The production and sale of oil and gas are subject to regulation by state and federal authorities, the spacing of wells and the prevention of waste. There are both federal and  state laws regarding environmental controls which may necessitate significant capital  outlays, resulting in extended delays, materially affect our earnings potential and cause material  changes in the in our proposed business. We cannot predict what legislation, if any, may be passed by Congress or state legislatures in the future, or the effect of such legislation, if any, on us. Such regulations may have a significant effect on our operating results.

We believe investors should consider certain negative aspects of our proposed operations.

Dry Holes:   We may expend substantial funds acquiring and potentially participating in exploring properties which we later determine not to be productive. All funds so expended will be a total loss to us.

Technical Assistance:  We will find it necessary to employ technical assistance in the operation of our business. As of the date of this Prospectus, we have not contracted for any technical assistance.  When we need it such assistance is likely to be available at compensation levels we would be able to pay.

Uncertainty of Title:  We will attempt to acquire leases or interests in leases by option, lease, farmout or by purchase.  The validity of title to oil and gas property depends upon numerous circumstances and factual matters (many of which are not discoverable of record or by other readily available means) and is subject to many uncertainties of existing law and our application.  We intend to obtain an oil and gas attorney's opinion of valid title before any significant expenditure upon a lease.

Government Regulations:  The area of exploration of natural resources has become significantly regulated by state and federal governmental agencies, and such regulation could have an adverse effect on our operations.  Compliance with statutes and regulations governing the oil and gas industry could significantly increase the capital expenditures necessary to develop our prospects.

Nature of our Business:  Our business is highly speculative, involves the commitment of high-risk capital, and exposes us to potentially substantial losses. In addition, we will be in direct competition with other organizations which are significantly better financed and staffed than we are.

General Economic and Other Conditions:  Our business may be adversely affected from time to time by such matters as changes in general economic, industrial and international conditions; changes in taxes; oil and gas prices and costs; excess supplies and other factors of a general nature.

We will experience substantial competition for supplies in the energy industry.

We will be required to compete with a large number of entities which are larger, have greater resources and more extensive operating histories than we do. Shortages of supplies may result from this competition and will lead to increased costs and delays in operations which will have a material adverse effect on us.

We will be subject to many factors beyond our control.

The acquisition, exploration, development, production and sale of oil and gas are subject to many factors which are outside our control. These factors include general economic conditions, proximities to pipelines, oil import quotas, supply and price of other fuels and the regulation of transportation by federal and state governmental authorities.

We anticipate substantial competition in our effort to explore oil and gas properties and may have difficulty in putting together drilling participants and getting prospects drilled and explored.  Established companies have an advantage over us because of substantially greater resources to devote to property acquisition and to obtain drilling rigs, equipment and personnel.  If we are unable to compete for capital, participation and drilling rigs, equipment and personnel, our business will be adversely affected.

We have agreed to indemnification of officers and directors as is provided by
Nevada Revised Statutes.

Nevada Revised  Statutes  provide  for the  indemnification  of our  directors, officer, employees, and agents, under certain circumstances,  against attorney's fees and other expenses  incurred by them in any litigation to which they become a party arising from their association with or on activities our behalf. We will also bear the expenses of such  litigation for any of our  directors,  officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined  that any such  person  shall not have been  entitled  to indemnification.  This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

Our directors' liability to us and shareholders is limited.

Nevada Revised Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances.  Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case.  This provision does not affect the liability of any director under federal or applicable state securities laws.

We may depend upon outside advisors, who may not be available on reasonable terms and as needed.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors.  Our Board without any input from stockholders will make the selection of any such advisors.  Furthermore, we anticipate that such persons will be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

Risk Factors Related to Our Stock

The regulation of penny stocks by SEC and FINRA may discourage the tradability of our securities.

We are a "penny stock" company,  and are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such  securities  to  persons  other  than  established customers or  accredited  investors.  For purposes of the  rule, the  phrase "accredited investors"  means, in general terms,  institutions  with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale.  Effectively, this discourages broker-dealers from executing trades in penny stocks.  Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3,  15g-4,  15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security  by one or a few  broker-dealers  that are  often  related  to the promoter or issuer; (ii) manipulation of prices through prearranged  matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices   involving   high-pressure   sales  tactics  and  unrealistic   price projections by inexperienced  sales persons;  (iv)  excessive and  undisclosed bid-ask  differentials  and  markups  by  selling  broker-dealers;  and  (v) the wholesale dumping of the same securities by promoters and  broker-dealers  after prices  have been  manipulated  to a desired  consequent  investor  losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.  Although  we do not  expect to be in a position  to dictate  the behavior  of the market or of  broker-dealers  who  participate  in the  market, management  will strive within the confines of practical  limitations to prevent the described patterns from being established with respect to our securities.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future.

Rule 144 sales in the future may have a depressive effect on our stock price.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.  As restricted Shares,  these shares may be resold only  pursuant to an effective  registration statement or under the requirements of Rule 144 or other  applicable  exemptions from  registration  under  the  Act  and  as  required  under  applicable  state securities  laws.  Rule 144 provides in essence that a person who has held restricted securities for six months, under certain conditions, may sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit  on  the  amount  of  restricted  securities  that  may be  sold  by a non-affiliate after the owner has held the restricted securities for a period of two years.  A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

Our investors may suffer future dilution due to issuances of shares for various considerations in the future.

There may be substantial dilution to our shareholders as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.

Our stock will in all likelihood be thinly traded and as a result you may be unable to sell at or near ask prices or at all if you need to liquidate your shares.

The shares of our common stock, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors,  including the fact  that we are a small  company  which  is  relatively  unknown  to stock analysts,  stock brokers,  institutional  investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend  the  purchase of any of our  Securities  until such time as we became more seasoned and viable.

As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price.  We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained.  Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of our Company.

Our business is highly speculative and the investment is therefore risky.

Due to the speculative nature of our business, it is probable that the investment in shares offered hereby will result in a total loss to the investor.  Investors should be able to financially bear the loss of their entire investment.  Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

ITEM 1B.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2.  PROPERTIES

Blugrass Energy mailing address is: 730-1015-4th Street SW Calgary, AB T2R 1J4.

Blugrass Energy currently operates out of Mr. Berscht's offices and currently pays no monthly rent for the use of this office space.

Description of Properties/Assets/Oil and Gas Prospects

(a)	Real Estate	None.
(b)	Title to properties	None.
(c)	Oil and Gas Prospects	None.
(d)	Patents	None.

We do not own any property, real or otherwise.

ITEM 3.  LEGAL PROCEEDINGS

Blugrass Energy anticipates that it (including any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business.  It is not feasible to predict the outcome of any such proceedings and Blugrass Energy cannot assure that their ultimate disposition will not have a materially adverse effect on Blugrass Energy's business, financial condition, cash flows or results of operations.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the period covered by this report to a vote of security holders of the Company, through the solicitation of proxies or otherwise.

PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Common Stock is presently traded on the over-the-counter market on the OTC
Bulletin Board maintained by the Financial Industry Regulatory Authority ("FINRA"). The OTCBB symbol for the Common Stock is "BLUG."  Prior to the Company's name change the stock traded under the symbol "CSLA." The following table sets forth the range of high and low bid quotations for the Common Stock of each full quarterly period during the fiscal year or equivalent period for the fiscal periods   indicated   below.  The quotations were obtained from information published by the FINRA and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2010	HIGH	LOW
June 30, 2010	$0.45	$0.11
March 31, 2010	$0.53	$0.15
December 31, 2009	$0.23	$0.03
September 30, 2009	$0.45	$0.04

Holders

On June 30, 2010, there were over 5,000 holders of record of our common stock.

Dividend Policy

Holders of Blugrass Energy's common stock are entitled to receive such dividends as may be declared by Blugrass Energy's board of directors.  Blugrass Energy has not declared or paid any dividends on Blugrass Energy's common shares and it does not plan on declaring any dividends in the near future.  Blugrass Energy currently intends to use all available funds to finance the operation and expansion of its business.

Recent Sales of Unregistered Securities

Blugrass Energy made the following unregistered sales of its securities from
July 1, 2009 through June 30, 2010.

DATE OF SALE CONSIDERATION	NO. OF SHARES	TITLE OF SECURITIES CLASS	CONSIDERATION
March 29, 2010	366,666	Common	Interest - $22,000
May 17, 2010	1,650,000	Common	Debt conversion - $150,000
May 28, 2010	150,000	Common	Interest - $9,000
June 14, 2010	3,400,000	Common	Services - $204,000

Exemption from Registration Claimed

All of the sales by Blugrass Energy of its unregistered securities were made in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act").  The purchasers were existing shareholders, lenders, officers, and directors, known to the Company and its management, through pre-existing business relationships, as well as long standing business associates.  Each purchaser was provided access to all material information, which it requested, and all information necessary to verify such information and was afforded access to Blugrass Energy's management in connection with the purchases.  Each purchaser of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company.  All certificates representing such securities contained restrictive legends, prohibiting further transfer of the certificates representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

Issuer Purchases of Equity Securities

Blugrass Energy did not repurchase any shares of its common stock during the year ended June 30, 2010.

ITEM 6.  SELECTED FINANCIAL DATA

Summary of Statements of Operations of Blugrass Energy, Inc.

Years Ended June 30, 2010 and 2009

	2010	2009
Sales	Nil	Nil
Gross profit	Nil	Nil
Net loss	$(1,007,942)	$(922,689)
Net loss per share, diluted	$(0.02)	$(0.02)

     Summary of Balance Sheets of Blugrass Energy, Inc as of June 30, 2010 and 2009

	2010	2009
Working capital	$(1,056,541)	$(477,112)
Total assets	$14,665	$6,075
Stockholders' deficit	$(1,056,541)	$(608,072)

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission.  Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on our behalf.  We disclaim any obligation to update forward-looking statements.

Plan of Operations

We had no operations prior to and we had no revenues during the year ended June 30,
2010.  We have minimal capital and minimal cash.  We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

We are an oil and gas exploration and development company focused on creating a portfolio of North American assets that exhibit consistent, predictable, and long-lived production capabilities.  We plan to build value for our shareholders through the acquisition and development of gas and oil assets that contain proven reserves in domestic areas where reserves can be economically produced at a low risk to us relying on joint venture partners to supply most of the funds needed to explore or develop these properties.

Our main emphasis will be to acquire production or revenue generating opportunities either by lease, purchase or farmout, when available, with third parties and industry partners.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis. We may, in any particular case,   decide to participate or decline participation.   If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing.  If participation is declined, we may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

We will need substantial additional capital to support our proposed future energy operations.  We have no revenues.  We have no committed source for any funds as of date here.  No representation is made that any funds will be available when needed.  In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

In addition, the United States and the global business community over the past year has suffered  instability in the commercial and investment banking systems which is likely to  continue  to have  far-reaching  effects  on the  economic activity in the country for an indeterminable period.  The long-term impact on the United States economy and the Company's operating activities and ability to raise capital cannot be predicted at this time, but may be substantial.

Prospective Oil and Gas Activities

Eddy County, New Mexico
On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company contracted to purchase Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The initial purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a consequence of that first installment payment, the Company recorded a $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ interest in the leases to be acquired on the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet.

After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the final closing under the Robinhood Agreement had not yet occurred.  The Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and discussed the need to adjust the purchase price, and the Robinhood Agreement was further amended on August 6, 2010 to provide for a purchase price of $100,000, which was the amount that had been paid by the Company to Robinhood, LLC as the first installment payment.  This amendment also provided for a final closing under the Robinhood Agreement.

The Company and Doral are evaluating the options available in regards to the Eddy County Properties, given the extensive costs anticipated for the repair of the existing wells, including necessary remediation.  As of June 30, 2010, all amounts previously recorded relating to the purchase of the lease on Eddy County Properties have been reclassified to deposits for exploration property.  Due to the uncertainty associated with recovering such amounts, as of June 30, 2010 the Company has recorded an impairment of assets for the entire carrying amount of $200,000.

Memorandum of Understanding with DeepExpro, LLC
In April 2010, the Company entered into a memorandum of understanding (MOU) with DeepExpro, LLC, a privately held oil and gas exploration and production company, to jointly identify, evaluate, acquire, explore, and develop various oil and gas prospects.  Under the MOU, the Company and DeepExpro, LLC will share equally in any revenue generated from subject leases on oil and gas properties, and will also share equally in all well commitment expenses.  While no lease interests have been acquired as part of the MOU, the Company and DeepExpro, LLC are evaluating opportunities.

Participation Agreement with Petro Grande, LLC
On April 12, 2010, the Company entered into a participation agreement (the “Participation Agreement”) with Petro Grande, LLC (PG) under which PG would assign the Company an undivided 75% of its rights, titles and interests in and to certain leases on property located in Crockett County, Texas (the “Canyon Sands Locations”).  PG has an 87.5% working interest in the Canyon Sands Location.  The Participation Agreement provides for certain wells to be drilled on the Canyon Sands Locations, with the Company bearing all Costs, as defined, associated with these wells.  Under the Participation Agreement, the Company was required to pay a location fee to PG of $48,000 on or before May 12, 2010.  The Company did not make this payment to PG, and as a result the Participation Agreement was terminated.  The Company has no further obligations to PG under the Participation Agreement.

Letter of Intent for Acquisition of Lease from Petro Grande, LLC
On October 15, 2010, the Company entered into a letter of intent (“LOI”), to acquire all of PG’s right, title and interest (representing an 87.5% working interest) in the Canyon Sands Locations.  Under the LOI, the Company would increase its authorized share capital to 500,000,000 common shares and then issue PG (a) shares of its common stock representing 75% of the Company’s issued and outstanding capital plus (b) a note payable in the amount of $3.5 million, secured by the lease on the Canyon Sands Locations.

Upon completion of the transaction contemplated by the LOI, PG would then grant the Company an irrevocable option to participate as a working interest owner in future activities on acreage held by PG in Val Verde County, Texas.  The LOI also provided for a change in the Company’s management, with PG’s management replacing the Company’s current management, along with a change in the Company’s name to Rio Grande Petroleum, Inc.  The issuance of the Company’s shares would be subject to approval by the Company’s board of directors and the transaction proposed by the LOI was subject to approval by the Company’s shareholders.  Additional requirements under the LOI include satisfaction of due diligence by both parties, settlement of the Eddy Country Properties and settlement of the Company’s $550,000 line of credit and other debentures through the issuance of stock.

The LOI required that a formal and definitive agreement be executed by January 12, 2011, otherwise the LOI would terminate.  The transaction proposed by the LOI would be accounted for as an asset purchase by the Company, with the value of the transaction being determined based upon the quoted market price for the Company’s stock the day that the proposed transaction closes.

Results of Operations

For the Year Ended June 30, 2010 Compared to the Year Ended June 30, 2009:

During the year ended June 30, 2010 and 2009, we did not recognize any revenues from our business activities.

During the year ended June 30, 2010, we incurred total operating expenses of
$828,229 compared to $693,670 during the year ended June 30, 2009. The increase in operating expenses of $134,559 was a result of increases in professional fees, general and administrative expenses, and impairment of oil and gas properties, offset, in part, by a decrease in leasing expenses. The increase in total operating expenses was due primarily to an impairment of $200,000 relating to amounts paid in connection with the acquisition of certain oil and gas property leases.

Interest expense decreased by $99,306 during 2010 as compared with 2009, which was due to 2009 interest expenses associated with the issuance of convertible debt, offset in part by greater interest expenses associated with larger outstanding balances in 2010 on the Company’s line of credit.

During the year ended June 30, 2010, we incurred a net loss of $1,007,942 compared to a net loss of $922,689 during the year ended June 30, 2009.

Liquidity

At June 30, 2010, we had total assets of $14,665, consisting solely of cash. At June 30, 2010, we had total liabilities of $1,071,206 consisting of $137,696 in accounts payable, $65,344 in accrued interest payable, $20,250 in notes payable, a $550,000 line of credit and $297,916 in convertible notes payable.

During the year ended June 30, 2010, we used net cash of $339,450 in operational activities.  During the year ended June 30, 2010, we recognized a net loss of $1,007,942.

During the year ended June 30, 2009, we used net cash of $597,028 in operational activities.  During the year ended June 30, 2009, we incurred a net loss of $922,689.

During the year ended June 30, 2010 cash used in investing activities was $200,000 for the purchase of certain oil and gas property leases.  We did not receive any cash from our investing activities.

During the year ended June 30, 2010, we received $548,040 from our financing activities, which included $419,040 under a line of credit as discussed below.

During the year ended June 30, 2010, we entered in an Amended Line of Credit Agreement to provide up to $550,000.  The Line of Credit has an interest rate of 10% per annum and a maturity date of December 21, 2010.  At June 30, 2010, the Company had received advances of $550,000 under the Line of Credit.  The Company has accrued interest of $35,474 during the year ended June 30, 2010 in connection with these funds.  At June 30, 2010, the Company had not made any payments on the Line of Credit.

We have minimal cash at June 30, 2010 and no other assets, and we will be reliant upon shareholder loans or private placements of equity to fund any kind of operations. We have secured no sources of loans or private placements at this time.

Going Concern

The Company's financial statements for the year ended June 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company reported a net loss of $1,007,942 for the year ended June 30, 2010, and an accumulated deficit during the development stage of $1,963,180 as of June 30, 2010. At June 30, 2010, the Company had a working capital deficit of $1,056,541 and the Company had no revenues from its activities during the year ended June 30, 2010.

The Company’s financial statements as of June 30, 2010 have been prepared on the assumption that the Company will continue as a going concern.  Our independent accountants have issued a report dated November 15, 2010 stating that our lack of revenue, significant losses accumulated during the development stage, and our net capital deficiency raise substantial doubt as to our ability to continue as a going concern.  There can be no assurance that we will be able to continue as a going concern.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below.  The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Capital Resources

We have only common stock as our capital resource.

We have no material commitments for capital expenditures within the next year, however if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

Need for Additional Financing

We do not have capital sufficient to meet our cash needs.  We will have to seek loans or equity placements to cover such cash needs. Once exploration commences, our needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by our management or other stockholders.  Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

Critical Accounting Policies

Blugrass Energy has identified the policies below as critical to its business operations and the understanding of Blugrass Energy's results from operations. The impact and any associated  risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect Blugrass Energy's reported and expected financial results.  For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Financial Statements for the years ended June 30, 2010 and 2009. Note that Blugrass Energy's preparation of this document requires Blugrass Energy to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of Blugrass’ financial statements, and the reported amounts of expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and payables, approximate fair value due to the short-term nature of those instruments.  The carrying value of notes payable, line of credit and convertible notes payable approximate fair value as they bear market rates of interest.  None of these instruments are held for trading purposes.

Property and Equipment

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment.  The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

At June 30, 2010, the Company had no property and equipment.

Income Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards.  Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS

Index to Financial Statements

1.	Reports of Independent Registered Public Accounting Firm

2.	Balance Sheets - June 30, 2010 and 2009

3.	Statements of Operations For the Years Ended June 30, 2010 and 2009 and the Period From Inception (May 19, 2006) to June 30, 2010

4.	Statements of Cash Flows For the Years Ended June 30, 2010 and 2009 and the Period From Inception (May 19, 2006) to June 30, 2010

5.	Statements of Stockholders’ Equity (Deficit) For the Period from Inception (May 19, 2006) Through June 30, 2010

6.	Notes to Financial Statements

WHITLEY PENN OPINION ON 2009 TO BE INSERTED HERE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Blugrass Energy, Inc. (a Development Stage Company)

We have audited the accompanying balance sheet of Blugrass Energy, Inc. (the Company) (a Development Stage Company), as of June 30, 2010, and the related statements of operations, stockholders’ equity(deficit), and cash flows for the year ended June 30, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Blugrass Energy, Inc. as of June 30, 2009 and for the year then ended and for the period from the date of inception on May 19, 2006 to June 30, 2009 were audited by other auditors whose report dated October 13, 2009 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blugrass Energy, Inc. (a Development Stage Company) as of June 30, 2010 and the results of its operations and its cash flows for each of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has not generated any revenues since inception, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 2 to the financial statements.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Madsen & Associates CPA’s, Inc.
Madsen & Associates CPA’s, Inc.
Salt Lake City, Utah
November 15, 2010

BLUGRASS ENERGY, INC.
(A Development Stage Company)
BALANCE SHEETS

	June 30, 2010	June 30, 2009
	(restated)	(restated)
Assets
Current assets:
cash	$14,665	$6,075
Total current assets	14,665	6,075

Total assets	$14,665	$6,075

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$137,696	$52,918
Notes payable	20,250	41,250
Line of credit	550,000	-
Convertible notes payable, net	297,916	366,666
Accrued interest	65,344	22,353
Total current liabilities	1,071,206	483,187

Long-term liabilities:
Line of Credit	-	130,960
Total long-tem liabilities	-	130,960

Stockholders' deficit:
Common stock par value $.001, 75,000,000 shares authorized,
51,616,666 and 50,050,000 shares issued and
outstanding, respectively	51,617	50,050
Additional paid-in-capital	855,022	297,116
Deficit accumulated during the development stage	(1,963,180)	(955,238)
Total stockholders' deficit	(1,056,541)	(608,072)

Total liabilities and stockholders' deficit	$14,665	$6,075

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	Year ended	Year ended	(Inception) to
	June 30, 2010	June 30, 2009	June 30, 2010
	(restated)	(restated)	(unaudited)

Revenue	$-	$-	$-

Operating expenses:
Leasing expense	2,434	451,036	453,470
Depreciation expense	-	-	747
Professional fees	371,594	203,562	586,656
Impairment of oil and gas properties	200,000	3,424	310,151
General and administrative expenses	254,201	35,648	203,424
Total operating expenses	828,229	693,670	1,554,448

Other income:
Gain on forgiveness of debt	-	(50,000)	(50,000)
Total other income	-	(50,000)	(50,000)

Other expense:
Interest expense	(179,713)	(279,019)	(458,732)
Total other expense	(179,713)	(279,019)	(458,732)
Net Income	$(1,007,942)	$(922,689)	$(1,963,180)

Per share information:
Basic earnings per common share	$(0.02)	$(0.02)
Diluted earnings per common share	$(0.02)	$(0.02)

Weighted average shares outstanding	48,544,840	50,050,000

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S DEFICIT

				Deficit Accumulated
				During	Total
	Common Stock		Additional	Development	Stockholders'
	Shares	Amount	Paid-in-Capital	Stage	Equity (Deficit)

Balance at May 19, 2006 (unaudited)	-	$-	$-	$-	$-
Stock issued for cash $0.00167 per share	30,000,000	30,000	(20,000)	-	10,000
Net loss	-	-	-	(551)	(551)
Balances at June 30, 2006 (unaudited)	30,000,000	30,000	(20,000)	(551)	9,449
Stock issued for cash $0.00167 per share	24,000,000	24,000	16,000	-	40,000
Net loss	-	-	-	(18,131)	(18,131)
Balances at June 30, 2007 (unaudited)	54,000,000	54,000	(4,000)	(18,682)	31,318
Net loss	-	-	-	(13,867)	(13,867)
Balances at June 30, 2008 (unaudited)	54,000,000	54,000	(4,000)	(32,549)	17,451
Shares issued for director services	50,000	50	40,450	-	40,500
Cancelled shares	(4,000,000)	(4,000)	4,000	-	-
Rights to stock issued for convertible notes			256,666		256,666
Net loss	-	-	-	(922,689)	(922,689)
Balances at June 30, 2009 (restated)	50,050,000	50,050	297,116	(955,238)	(608,072)
Canceled shares - December 28, 2009	(3,500,000)	(3,500)	3,500	-	-
Cancelled shares - February 4, 2010	(500,000)	(500)	500	-	-

Shares issued to holders of promissory notes March 29, 2010	366,666	367	21,633		22,000
Conversion of debentures - May 17, 2010	1,650,000	1,650	148,350	-	150,000

Shares issued to holders of promissory notes - May 28, 2010	150,000	150	8,850	-	9,000
Shares issued for service - June 14, 2010	3,400,000	3,400	200,600		204,000

Cash received for share subscriptions - June 17, 2010	-	-	-	-	-
Beneficial conversion features	-	-	174,473	-	174,473
Net loss	-	-	-	(1,007,942)	(1,007,942)
Balances at June 30, 2010 (restated)	51,616,666	$51,617	$855,022	$(1,963,180)	$(1,056,541)

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
STATEMENTS OF CASHFLOWS

			19-May-06
	Year ended	Year ended	(Inception) to
	June 30, 2010	June 30, 2009	June 30, 2010
	(restated)	(restated)	(unaudited)

Cash Flows from Operating Activities
Net loss	$(1,007,942)	$(922,689)	$(1,963,180)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	-	-	747
Gain on forgiveness of debt	-	(50,000)	(50,000)
Beneficial conversion features amortization	105,723	-	203,424
Interest related to shares granted with debt	-	256,666	105,723
Impairment of assets	200,000	3,424	256,666
Common stock issued for services and interest expense	204,000	40,500	252,150
Changes in operating assets and liabilities:
Accounts payable	84,778	52,718	136,902
Accrued interest payable	73,991	22,353	96,344
Net cash provided by used in operating activities	(339,450)	(597,028)	(961,224)

Cash Flows from Investing Activities:
Purchases of office equipment	-	-	(4,171)
Purchase of oil and gas lease	(200,000)	-	(200,000)
Net cash used in investing activities	(200,000)	-	(204,171)

Cash Flows from Financing Activities:
Proceeds from convertible promissory notes	150,000	457,916	559,810
Proceeds from promissory notes	-	-	41,250
Payment of promissory note	(21,000)	-	(21,000)
Proceeds from line of credit	419,040	130,960	550,000
Proceeds from issuance of common stock	-	-	50,000
Net cash provided by financing activities	548,040	588,876	1,180,060

Net increase (decrease) in cash and cash equivalents	8,590	(8,152)	14,665
Cash and cash equivalents at the beginning of the year/period	6,075	14,227	-
Cash and cash equivalents at the end of the year/period	$14,665	$6,075	$14,665

Supplemental Disclosure of Cash Flow Information:
Cash Paid for interest expense	$-	$-	$-
Cash Paid for income taxes	$-	$-	$-
Debt and interest converted to equity	$181,000	$-	$181,000

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2010 and 2009

NOTE 1 - BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Business

BluGrass Energy, Inc. (the Company) was incorporated under the laws of the State of Nevada on May 19, 2006, as Coastal Media, Inc.  On October 1, 2008, the Company amended its Articles of Incorporation to change its name from Coastal Media Inc. to BluGrass Energy, Inc., to reflect the change in direction of the Company’s business to the Oil and Gas Industry. As a result of the name of the change, the Company’s trading symbol was changed to “BLUG”.  The Company was originally formed to engage in the business of manufacturing, marketing, distributing and selling its marine DVDs.

On October 1, 2008, the Company affected a forward stock split of the issued and outstanding shares of common stock on a fifteen for one basis. Authorized capital remained at 75,000,000 common shares and par value remained at $.001 per share.  After the forward split the Company had 54,000,000 shares issued and outstanding.

The Company is in the development stage. Its activities to date have been limited to capital formation, organization and development of its business plan.  The Company has commenced limited start up operations.

Basis of Presentation

Development Stage Company

The Company has not earned significant revenues from planned operations.  Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Company”.  Among the disclosures required are that the Company’s financial statements of operations, stockholders’ equity and cash flows disclose activity since the date of the Company’s inception.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

Fair Value of Financial Instruments

The Company's financial instruments, including cash and payables, approximate fair value due to the short-term nature of those instruments.  The carrying value of notes payable, line of credit and convertible notes payable approximate fair value as they bear market rates of interest.  None of these instruments are held for trading purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

Loss Per Share

Earnings per share requires dual presentation of basic and diluted earnings or loss per share (EPS) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  Basic EPS excludes dilution.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Income Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards.  Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP. The standard is effective for interim and annual periods ending after September 15, 2009. We adopted the provisions of the standard on June 30, 2010, which did not have a material impact on our financial statements.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

NOTE 2 - GOING CONCERN AND MANAGEMENT’S PLAN

The Company’s financial statements for the year ended June 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $1,007,942 for the year ended June 30, 2010, and an accumulated deficit during the development stage of $1,963,180 as of June 30, 2010.  The Company had no revenues from its activities during the year ended June 30, 2010.

The Company’s ability to continue as a going concern may be dependent on the success of management’s plan discussed below. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the 2011 fiscal year, the Company intends to continue its efforts to acquire, either by lease, farmout, or purchase, an interest in oil or gas prospects or properties for exploration, when available, with third parties. The Company intends to continue to raise funds to support the efforts through the sale of its equity securities. To the extent the Company’s operations are not sufficient to fund the Company’s capital requirements, The Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

NOTE 3 - OIL AND GAS PROPERTIES

On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company contracted to purchase Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Robinhood Agreement also provided for a final closing of the transaction once title of the lease on the Eddy County Properties was transferred to the Company and upon the achievement of certain minimal oil production levels.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a result of the execution of the Robinhood Agreement, the first installment payment, and the anticipated final closing of the Robinhood Agreement the Company recorded a $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ interest in the leases to be acquired on the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet.

After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the final closing under the Robinhood Agreement had not yet occurred.  The Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and agreed upon a revised purchase price, which is described in Note 8 below.

The Company and Doral are evaluating the options available in regards to the Eddy County Properties, given the extensive costs anticipated for the repair of the existing wells, including necessary remediation.  As of June 30, 2010, all amounts previously recorded relating to the purchase of the lease on Eddy County Properties have been reclassified to deposits for exploration property.  Due to the uncertainty associated with recovering such amounts, as of June 30, 2010 the Company has recorded an impairment of assets for the entire carrying amount of $200,000.

NOTE 4 - NOTES PAYABLE

As of June 30, 2010 and 2009 the Company had outstanding $20,520 and $41,250, respectively, of unsecured notes payable.  The balance of unsecured notes payable outstanding as of June 30, 2009 consisted of two tranches.  The first tranche, totaling $21,000, was issued to the Company’s then Chief Executive Officer and Director for owed compensation in connection with her services.  This note was paid in full on July 9, 2009.  The second tranche, totaling $20,250 (the “Note Payable”), was issued on May 6, 2009 and had a maturity date of May 6, 2010.  As of June 30, 2010, the Note Payable was still outstanding and in payment default. During the fiscal year ended June 30, 2010, the interest rate was increased to 12% (previously 5%) per annum in accordance with the terms of the note payable agreement.  During the years ended June 30, 2010 and 2009, the Company accrued interest under the Note Payable of $1,297 and $233, respectively. The Note Payable is pari passu in right of payment to the Line of Credit and the Convertible Notes, both defined below.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

NOTE 5 - LINE OF CREDIT

As of June 30, 2010 and 2009 the Company had outstanding advances of $550,000 and $130,960, respectively, under an unsecured line of credit (the “Line of Credit”).  On April 15, 2010, the Company amended its existing Line of Credit agreement (as amended, the “Amended Line of Credit Agreement”) with a third party increasing the committed amount (the “Committed Amount”) under the Line of Credit from $250,000 to $550,000.  Obligations under the Line of Credit are pari passu in right of payment to the Note Payable and the Promissory Notes (discussed in Note 6).  Advances under the Amended Line of Credit bear interest at a rate of 10% per annum and are payable in cash (or may accrue at the election of the Company) in monthly installments on the 15th of each month beginning May 15, 2010 through December 21, 2010 (the “Maturity Date”).  The balance of any unpaid principal and interest under the Line of Credit is due on the Maturity Date.  During the fiscal years ended June 30, 2010 and 2009, interest accrued under the Line of Credit was $35,474 and $350, respectively.  As of June 30, 2010, the Company had not made any payments of principal or interest on the Line of Credit.

NOTE 6 - CONVERTIBLE PROMISSORY NOTES

As of June 30, 2010 and 2009 the Company had outstanding $366,666 of unsecured convertible commercial promissory notes (the “2008 Convertible Notes”).  The terms of the 2008 Convertible Notes require the Company to pay the principal, plus interest (at 6% per annum) and restricted common stock at a rate of one share of restricted common stock per $1 notional value of 2008 Convertible Notes, on or before February 27, 2009.  Additionally, the 2008 Convertible Notes include a conversion privilege, whereby the holders of the 2008 Convertible Notes, at their sole discretion, may convert the principal portion of the 2008 Convertible Notes into shares of the Company’s common stock (no conversion rate specified in the 2008 Convertible Notes).  To the extent that the Company does not fulfill payments under the 2008 Convertible Notes as due, default interest at the lesser of 18% or the maximum rate allowed under applicable law is due.  During the year ended June 30, 2009, the Company recognized additional interest expense of $256,666 relating to the restricted common stock granted with the 2008 Convertible Notes, which was calculated using the estimated fair market value of the Company’s common stock at the time the 2008 Convertible Notes were issued.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

On May 17, 2010, the Company issued $150,000 of convertible promissory notes (the “2010 Convertible Notes”).  The terms of the 2010 Convertible Notes require the Company to pay 110% of the value of the 2010 Convertible Notes on November 17, 2010.  On or after November, 17, 2010, the holders of the 2010 Convertible Notes have the option, at their sole discretion, to convert outstanding principal and interest into shares of the Company’s common stock at a 50% discount to average Fair Market Value (as defined).    To the extent that the Company does not fulfill payments under the 2010 Convertible Notes as due, default interest at the lesser of 36% or the maximum rate allowed under applicable law is due.  The Company recorded a note discount relating to the beneficial conversion feature of $82,500, which is amortized over the term of the 2010 Convertible Notes.  As of June 30, 2010, the unamortized amount of the beneficial conversion feature was $68,750.

The 2008 Convertible Notes and the 2010 Convertible Notes (together, the “Convertible Notes”) are pari passu in right of payment to advances under the Line of Credit and the Note Payable.

In March and May 2010, principal and accrued interest of $181,000 relating to certain 2008 Convertible Notes was converted into 2,166,666 shares of restricted common stock.  As a result of these conversions, $91,973 of beneficial conversion was expensed.

At June 30, 2010 and 2009, accrued interest payable on the outstanding Convertible Notes was $29,870 and $22,353, respectively.

NOTE 7 – INCOME TAXES

No provision for federal income taxes has been recognized for the twelve months ended June 30, 2010 and 2009 as the Company has a net operating loss carry forward for income tax purposes available in each period.  Additionally, it is uncertain if the Company will have taxable income in the future so a valuation allowance has been established for the full value of net tax assets. The deferred tax asset consists of net operating loss carry forwards and the Company has no deferred tax liabilities.

At June 30, 2010, the Company has net operating loss carry forwards of approximately $2.0 million for federal income tax purposes. These net operating loss carry forwards may be carried forward in varying amounts until 2030 and may be limited in their use due to significant changes in the Company's ownership.

	2010	2009
Deferred tax asset	$667,481	$324,781
Less: valuation allowance	(667,481)	(324,781)
Net deferred tax asset	$-	$-

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

The Company has valued our net deferred tax asset at zero with a valuation allowance due to the substantial doubt taxable income will be generated in the future to utilize the deferred tax asset.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 15, 2010, which is the date the financial statements were issued.

On August 6, 2010, the Company’s purchase of the lease on the Eddy County Properties under the Robinhood Agreement closed.  The Robinhood Agreement was amended and the final closing purchase price was for $100,000, the amount of which had already been paid to Robinhood, LLC in October, 2009.  As discussed in Note 3 above, as of June 30, 2010, the Company realized impairment for the $200,000 which had been incurred thus far in connection with the Eddy County Properties due to the substantial doubt associated with realizing any future benefit from the leased oil and gas properties.

On October 15, 2010, the Company entered into a letter of intent (“LOI”), to acquire all of PG’s right, title and interest (representing an 87.5% working interest) in the Canyon Sands Locations.  Under the LOI, the Company would increase its authorized share capital to 500,000,000 common shares and then issue PG (a) shares of its common stock representing 75% of the Company’s issued and outstanding capital plus (b) a note payable in the amount of $3.5 million, secured by the lease on the Canyon Sands Locations.

Upon completion of the transaction contemplated by the LOI, PG would then grant the Company an irrevocable option to participate as a working interest owner in future activities on acreage held by PG in Val Verde County, Texas.  The LOI also provided for a change in the Company’s management, with PG’s management replacing the Company’s current management, along with a change in the Company’s name to Rio Grande Petroleum, Inc.  The issuance of the Company’s shares would be subject to approval by the Company’s board of directors and the transaction proposed by the LOI was subject to approval by the Company’s shareholders.  Additional requirements under the LOI include satisfaction of due diligence by both parties, settlement of the Eddy Country Properties and settlement of the Company’s $550,000 line of credit and other debentures through the issuance of stock.

The LOI required that a formal and definitive agreement be executed by January 12, 2011, otherwise the LOI would terminate.  The transaction proposed by the LOI would be accounted for as an asset purchase by the Company, with the value of the transaction being determined based upon the quoted market price for the Company’s stock the day that the proposed transaction closes.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

NOTE 9 – RESTATEMENT

In connection with certain review requirements, the U.S. Securities and Exchange Commission (SEC) reviewed the Company’s public filings and requested that the Company file an amended annual report on form 10-K for the year ended June 30, 2010.  The SEC specifically noted that the Company’s financial statements for the years ended June 30, 2010 and 2009 contained certain mathematical errors and there were insufficient disclosures relating to certain of the Company’s activities.  As a result of this request from the SEC, the Company had to retain new independent accountants to re-audit the 2009 financial statements, as the independent accountants who previously performed the audit of the Company’s financial statements for the year ended June 30, 2009 had their registration revoked by the Public Company Accounting Oversight Board (PCAOB).  The accompanying financial statements for the years ended June 30, 2010 and 2009 contain various restatements, which primarily relate to convertible debt issuances, interest expense, common stock issued and certain mathematical errors.  The effects of the restatements are summarized as follows:

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

Balance Sheets as of:

June 30, 2010
	As Previously Reported	Adjustment	Restated Balance

Cash	$14,620	$45	$14,665
Total assets	14,620	45	14,665
Accounts payable	136,959	737	137,696
Accrued interest	124,815	(59,471)	65,344
Convertible notes payable	366,666	(68,750)	297,916
Total current liabilities	1,198,190	(126,984)	1,071,206
Treasury shares	4,000	(4,000)	-
Share subscriptions	50,000	(50,000)	-
Additional paid-in-capital	423,483	431,539	855,022
Deficit accumulated during the development stage	(1,708,670)	(254,510)	(1,963,180)
Total stockholders' equity	(1,183,570)	127,029	(1,056,541)
Total liabilities and stockholders' equity	14,620	45	14,665

June 30, 2009
	As Previously Reported	Adjustment	Restated Balance
Accrued interest	$11,850	$10,503	$22,353
Convertible notes payable	416,666	(50,000)	366,666
Total current liabilities	653,644	(170,457)	483,187
Additional paid-in-capital	40,450	256,666	297,116
Deficit accumulated during the development stage	(738,069)	(217,169)	(955,238)
Total stockholders' equity	(647,569)	39,497	(608,072)

Statements of Operations and Stockholders' Deficit for:

The Year Ended June 30, 2010
	As Previously Reported	Adjustment	Restated Balance

Professional fees	$371,499	$95	$371,594
General and administrative expenses	253,204	997	254,201
Total operating expenses	827,137	1,092	828,229
Interest expense	(143,464)	(36,249)	(179,713)
Net loss	(970,601)	(37,341)	(1,007,942)

The Year Ended June 30, 2009
	As Previously Reported	Adjustment	Restated Balance
Gain on forgiveness of debt	$-	$50,000	$50,000
Interest expense	(11,850)	(267,169)	(279,019)
Net loss	(705,520)	(217,169)	(922,689)

ITEM  9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

(a)   Previous Independent Registered Public Accountant

(i)   On February 12, 2010, Larry O’Donnell CPA, P.C. was dismissed as the Company’s independent registered public accounting firm.

(ii)  Larry O’Donnell CPA, P.C.’s  report on the Company’s financial statements for the fiscal year ended June 30, 2009 contained an opinion on the uncertainty of the Company to continue as a going concern because of the Company’s need to raise additional working capital to service its debt and for its planned activity.

(iii)  The Company’s Board of Directors approved the decision to change its independent registered public accounting firm.

(iv)  During the last fiscal year ended June 30, 2009, and further through the date of dismissal of, there have been no disagreements with Larry O’Donnell CPA, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to the satisfaction of, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report on the Company’s financial statements for such years; and there were no reportable events, as listed in Item 304(a)(1)(iv) of Regulation S-K.

(v)  During the last fiscal year ended June 30, 2009, and further through the date of dismissal of Larry O’Donnell CPA, P.C., Larry O’Donnell CPA, P.C. did not advise the Company on any matter set forth in Item 304(a)(1)(v)(A) through (D) of Regulation S-K.

(vi) The Company requested that Larry O’Donnell CPA, P.C. furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated February 12, 2010, was filed as Exhibit 16.1 to Form 8-K on February 16, 2010.

(vii) On December 14, 2010, Larry O’Donnell CPA, P.C.’s registration with the Public Company Accounting Oversight Board (PCAOB), was revoked.

(viii) In connection with the Company’s filing of this Amended Form 10-K, the Company engaged Whitley Penn LLP to re-audit the 2009 financial statements since Larry O’Donnell CPA, P.C’s previous issued audit opinion on these financial statements is no longer acceptable in any filing with the SEC.

(b)  Engagement of New Independent Registered Public Accounting Firm

On February 12, 2010 the Company engaged Madsen & Associates CPA’S, Inc. as our new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending June 30, 2010. During the most recent fiscal year and the interim periods preceding the engagement, the Company did not consult with Madsen & Associates CPA’S, Inc. regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Madsen & Associates CPA’S, Inc. concluding there was an important factor to be considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304 (a)(1)(iv) of Regulation S-K or a reportable event, as that term is described in Item 304 (a)(1)(v) of Regulation S-K.

ITEM 9A(T).  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is required to maintain a system of disclosure controls and procedures that are designed for the purposes of ensuring that information required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure.

On February 23, 2011, the Company acquired a significant oil and gas lease covering acreage located in Crockett County, Texas.  At closing, the Company issued shares of its common stock to Petro Grande, LLC, which comprise approximately 77% of the Company’s outstanding shares, plus a promissory note in the amount of $3.5 million.  On the closing date of this transaction (the “PG Transaction”), a change in control of the Company took place and senior management and directors resigned, with Petro Grande, LLC’s management assuming control of the Company.

As a result of the PG Transaction, the Company’s incoming management had to rely on any documentation and other support received from Company’s management in place as of June 30, 2010 to evaluate the effectiveness of the Company's disclosure controls and  procedures as defined in Exchange Act Rules 13a-14(c) as of June 30, 2010 (the "Evaluation Date").  In connection with the management transition resulting from the PG Transaction, the Company’s incoming management was not provided any documentation or support relating to the Company’s disclosure controls and procedures, and have, therefore, determined that the Company’s disclosure controls and procedures on the Evaluation Date were ineffective in ensuring that material information relating to the Company would be made known to them by individuals within those entities, particularly during the period in which this annual report was being prepared and that  information required to be disclosed in our SEC reports is recorded,  processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting should be designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,  and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has undertaken an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based upon this evaluation, and as a result in the recent change in management resulting from the PG Transaction, management concluded that our internal control over financial reporting was ineffective as of June 30, 2010.

For 2011, the Company’s management will ensure that internal controls over financial reporting are designed such that requirements under the COSO framework, which summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring will be met.  Using the COSO framework, a Sarbanes-Oxley Act of 2002 (“SOX Act”) Section 404 evaluation will be performed to evaluate the disclosure controls and procedures over financial reporting and the results of the assessment will be used as the basis for reporting on the effectiveness of the internal controls and the required certifications pursuit to sections 302 and 906 of the SOX Act.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

Except as disclosed, there was no change in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.  OTHER INFORMATION

Not applicable.

PART III

ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth information as to persons who currently serve as Blugrass Energy's directors or executive officers, as of June 30, 2010.

Name	Position	Term
John Kenney Berscht	Chief Executive Officer, President and Director	Annual
Jeffrey Dunphy	Chief Financial Officer Secretary, Treasurer and Director	Annual
Edward W. Karasek	Director
Grace Sutherin (1)	Former Chief Financial Officer and Secretary	Annual
Elizabeth Sawyer(2)	Former Chief Financial Officer and Secretary	Annual
David Krauza (4)	Former Director	Annual
Leslie Schaefer(5)	Former Chief Executive Officer and President	Annual

(1)	Ms. Grace Sutherin resigned as Chief Financial Officer and Secretary April 30, 2010.
(2)	Ms. Sawyer resigned as the Chief Financial Officer and Secretary on July 16, 2009.
(3)	Mr. Lamkin resigned as a Director on March 13, 2009.
(4)	Mr. Krauza resigned as a Director on July 16, 2009.
(5)	Ms. Schaefer resigned as President, Chief Executive Officer and Director on July 16, 2009.

Blugrass Energy officers are elected by the board of directors at the first meeting after each annual meeting of Blugrass Energy shareholders and hold office until their successors are duly elected and qualified under Blugrass Energy's bylaws.  The directors named above will serve until the next annual meeting of Blugrass Energy's stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.  Officers will hold their positions at the pleasure of the board of directors absent any employment agreement.  There is no arrangement or understanding between the directors and officers of Blugrass Energy and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Biographical Information

Our officers are spending up to 40 hours per week on our business at this time. At such time as the Company is financially capable of paying salaries, it is anticipated that management will assume full time roles in the Company's operations and be paid accordingly.

CURRENT OFFICERS AND DIRECTORS

John Kenney Berscht, 72, President and Director

On July 16, 2009, Mr. John Kenney Berscht was appointed the President and a Director of the Company.  Mr. Berscht has worked in the investment banking and financing industry, specializing in the resource field.  For the last 5 years, Mr. Berscht has worked as a Vice President of International Enerplus, a Canadian income trust, managing their offshore branch in Europe.  He has served as the President of Odyssey Management in the Cayman Islands and is registered as a Mutual Fund administrator in Cayman. Most recently, he has served till January 2009 as the Interim President and a director for Sterling Mining Company, a silver mining company.

Mr. Berscht has a degree in Honors Business Administration from the University of Western Ontario.  During his years in the investment business, he qualified with the Investment Dealers Association (IDA) in Canada and as a general principal with the New York Stock Exchange (NYSE).  Mr. Berscht is currently a member of the SME and, in Europe, is registered as an Independent Financial Advisor (IFA).

Jeffrey Dunphy, Chief Financial Officer, Treasurer, Secretary and Director

On April 30, 2010 Mr. Jeffrey was appointed as a director and officer of the Company.

For the last 5 years Mr. Dunphy has worked for Viatao Capital Corp. a Strategic, Financial Advisory firm providing corporate finance expertise to a variety of corporate clients. Mr. Dunphy Also worked for Salman Partners, Octagon Capital in these firms corporate finance Departments. MR. Dunphy Also lectures to Graduate and Undergraduate student at the University of Calgary and the Haskayne School of Business

Edward W. Karasek, 62, Director

On July 16, 2009, Mr.Edward W. Karasek was appointed as a director of the Company.

Mr. Karasek, has worked with Peak Consulting Group, Inc. of New Albany, Indiana, a consulting firm specializing in management and organizational  development and training, since 2000.  He a founder and has served as the President of Peak Consulting Group since 1984.

Mr. Karasek holds a BS in Business, with an emphasis in Personal and Industrial Relations.  He received an Associate Degree in Computer Science from Purdue University Fort Wayne Extension.  Mr. Karasek holds a Master of Science from Indiana University, majoring in Counseling Psychology.

Committees of the Board of Directors

Blugrass Energy is managed under the direction of its board of directors.

Executive Committee

The Company does not have a separate executive committee.  The Board as a whole functions as the Executive Committee for Blugrass Energy.

Audit Committee

At this time, Blugrass Energy does not have an audit committee.  The independent directors of the Board of Directors serve as an informal audit committee, as required by the Securities Exchange Act of 1934, as amended, which Blugrass Energy refers to as the Securities Exchange Act.

Conflicts of Interest - General

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses.  Thus, there exist potential conflicts of interest   including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities.

While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be up to approximately 40 hours per week.

Conflicts of Interest - Corporate Opportunities

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do,  however,  have a  fiduciary  duty of  loyalty to us to  disclose  to us any business  opportunities  which come to their attention,  in their capacity as an officer and/or director  or  otherwise.  Excluded from  this  duty  would  be opportunities  which the person  learns  about  through  his  involvement  as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

ITEM 11.  EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to officers and board members during the fiscal years ended June 30, 2010 and 2009.  The table sets forth this information for Blugrass Energy, including salary, bonus, and certain other compensation to the Board members and named executive officers for the past two fiscal years and includes all Board Members and Officers as of June 30, 2010.

		Annual Compensation				Long Term Compensation
Name	Title	Year Ended	Salary	Bonus	Other Annual Compen- sation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compen-sation

John Kenney Berscht	Chief Executive Officer, Officer, President, & Director	2010 2009	90,000 nil	nil nil	nil nil	nil nil	nil nil	nil nil	nil nil

Jeffrey Dunphy	Secretary Treasurer Chief Financial and Director	2010 2009	8,000 nil	nil nil	nil nil	nil nil	nil nil	nil nil	nil nil

(1) Mr. Berscht was appointed President and Director on July 16, 2009.

(2) Ms. Sawyer resigned as the Chief Financial Officer on July 16, 2009.

(3) Ms. Schaefer resigned as President, Chief Executive Officer, Chief Financial Officer and Director on July 16, 2009.  Of the $61,750 of Ms. Shaefer's compensation, $40,750 was paid in cash and the remaining $21,000 is a 4% promissory note, dated May 26, 2009. The promissory note was paid in full in July 2009.

(4) Mr. Jeffrey Dunphy was appointed Chief Financial Officer on April 30, 2010.

Employment Agreements and Termination of Employment and Change-In-Control Arrangements

Mr. Berscht serves as the Company's Chief Executive Officer without benefit of an employment agreement.

On June 4, 2010 the Company filed an Option plan on Form S-8 registering 9,000,000 common shares for the future issuance and granting of options to employees, consultants and officers and directors. At June 30, 2010 there were no Stock Awards or the granting of any Stock Options under the plan for officers and directors.

The Company has no pension, health, annuity, bonus, insurance,   profit sharing or similar benefit plans; however, the Company may adopt such plans in the future.

Limitation on Liability and Indemnification

The Nevada Revised Statutes require us to indemnify officers and directors for any expenses  incurred by any officer or director in connection with any actions or proceedings,  whether civil,  criminal,  administrative,  or  investigative, brought against  such  officer or  director  because of his or her status as an officer or  director,  to the extent  that the  director  or  officer  has been successful on the merits or otherwise  in defense of the action or  proceeding.

The Nevada Revised Statutes  permit a  corporation  to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection  with any action or proceeding  if such officer or director  acted in good faith and in a manner in which he or she  reasonably  believed  to be in or not opposed to the best interests of us and such  indemnification  is authorized by the  stockholders,  by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Nevada Revised Statutes prohibit indemnification of a director or officer if a final adjudication establishes that the officers' or directors' acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action.  Despite the foregoing limitations on indemnification, the Nevada Revised Statutes may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Nevada Revised Statutes also provide that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Nevada Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing  provisions  or otherwise,  we are advised that, in the opinion of the Securities and Exchange  Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to the beneficial ownership of Blugrass Energy's outstanding common stock by:

a.	each person who is known by Blugrass Energy to be the beneficial owner of five percent (5%) or more of Blugrass Energy's common stock;

b.	Blugrass Energy's chief executive officer, its other executive officers, and each director as identified in the "Management -- Executive Compensation" section; and

c.	all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock and options,  warrants and convertible  securities that are currently exercisable or convertible within 60 days of the date of this document into shares of Blugrass Energy common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of Blugrass Energy's common stock that Blugrass Energy believes was beneficially owned by each person or entity as of June 30, 2010.  At June 30, 2010, the Company had 51,616,666 shares of its common stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	John Kenney Berscht, President Chief Executive Officer, & Director	0 Direct	0%
	Jeffrey Dunphy, Chief Financial Officer, Secretary, Treasurer, Director	0 Direct	0%
Common Stock	All Officers and Directors as a Group (2 people)	0 Direct	0%
5% Shareholders	Bluefin Financial Group, HLB Productions, Inc.	10,000,000 10,000,000	19,37% 19.37%
Common Stock	All 5% Shareholders as a Group (2 people)	20,000,000 Direct	31.36%

(1) At June 30, 2010, the Company had 51,616,666 shares of common stock issued and outstanding.

(2) Mr. Berscht was appointed President and Director on July 16, 2009.

(3) Former Officer and Director Ms. Sawyer resigned as the Chief Financial Officer on July 16, 2009.

(4) Former Officer and Director Ms. Schaefer resigned as President, Chief Executive Officer, Chief Financial Officer and Director on July 16, 2009.

(5) Former Officer and Director Mr. Krauza resigned as a Director on July 16, 2009.

(6) Mr. Edward Karasek was appointed a director of the Company on July 16, 2009.

(7) Mr. Jeffrey Dunphy was appointed to the board of directors on April 30, 2010

(8) This is the ownership of Messrs. Berscht, Dunphy and Karasek, the current officer and directors of the Company.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities.  That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security.  Rule 13d-3 also provides that a beneficial owner of a security  includes any person who has the right to acquire  beneficial  ownership of such security  within sixty days, including through  the  exercise  of any  option,  warrant or  conversion  of a security.  Any  securities  not  outstanding  which are subject to such options, warrants or conversion  privileges are deemed to be outstanding  for the purpose of computing the percentage of outstanding securities of the class owned by such person.  Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Included in this table are only those derivative securities with exercise prices that Blugrass Energy believes have a reasonable likelihood of being "in the money" within the next sixty days.

Security Ownership of Management

We are not aware of any arrangement that might result in a change in control in the future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information concerning all equity compensation plans previously approved by stockholders and all previous equity compensation plans not previously approved by stockholders, as of the most recently completed fiscal year.

EQUITY COMPENSATION PLAN INFORMATION AS OF JUNE 30, 2010
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	Nil	N/A	N/A
Equity Compensation Plans not approved by security holders	9,000,000 S-8 Registration Statement	N/A	N/A
Total	9,000,000	N/A	N/A

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following parties has, during the last two years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Any of our promoters; and

Any relative or spouse of any of the foregoing persons who has the same house as such person

ITEM 14.  PRINCIPAL ACCOUNTING FEES AND SERVICES

General
The aggregate fees billed for the two most recently completed fiscal years ended June 30, 2010 and June 30, 2009 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included our Quarterly Reports on Form 10-Q and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended June 30,
	2010	2009

Audit Fees	$10,000	$4,600

Audit-related Fees	$-0-	$-0-

Tax Fees	$-0-	$-0-

All Other Fees	$-0-	$-0-

Total Fees	$10,000	$4,600

All audit work was performed by the auditors' full time employees.

PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following is a complete list of exhibits filed as part of this Form 10K.Exhibit number corresponds to the numbers in the Exhibit table of Item 601 of Regulation S-K.

(a)  Audited financial statements for years ended June 30, 2010 and 2009

(b) Exhibit No.	Description

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Participation Agreement with Petro Grande, LLC dated April 12, 2010

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act (2)

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act (2)

32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act (2)

32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act (2)

(1)	Incorporated by reference from the exhibits included in the Company's SB-2 Registration Statement filed with the Securities and Exchange Commission (www.sec.gov), on July 19, 2006.
(2)	Incorporated by reference from the exhibits included in the Company’s 10-K filed with the Securities and Exchange Commission on November 16, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blugrass Energy, Inc.

Dated: June 8, 2011

By:	/s/ Abram Janz
Abram Janz, President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Laurence K. Maguire
Laurence K. Maguire Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Blugrass Energy, Inc.

Dated: June 8, 2011

By:	/s/ Abram Janz
Abram Janz, President and Chief Executive Officer, Director

Dated: June 8, 2011

By:	/s/ Laurence K. Maguire
Laurence K. Maguire Executive Vice President and Chief Financial Officer, Director

PARTICIPATION AGREEMENT
SOTO RANCH – CANYON SANDS PROSPECTS
CROCKETT COUNTY, TEXAS

THIS AGREEMENT (this “Agreement”) is made and entered into effective as of April 12, 2010 (the “Effective Date”), by and between Petro Grande, LLC (“Petro Grande”) and BluGrass Energy, Inc. (“BluGrass”).  Petro Grande and BluGrass are sometimes referred to herein individually as a “Party” or collectively as “Parties”.

NOW THEREFORE, for the sum of ten dollars ($10.00) and other good and valuable consideration paid to each of the undersigned the receipt and sufficiency of which are hereby acknowledged, and the mutual covenants and benefits hereinafter set forth, the undersigned Parties have agreed as follows.

I - Introduction

1.01
Petro Grande represents that it is vested with title to an undivided eighty seven and one-half percent (87.5%) working interest the oil and gas lease described on the schedule attached hereto as Exhibit A (“Subject Lease”), subject to a proportionate part of royalties and overriding royalties equal to twenty five percent (25%) of production, insofar as such lease covers each of the 40-acre tracts described on Exhibit A from the surface of the earth to 100 feet below the base of the Canyon Sands formation under such lands located in Crockett County, Texas.  Each such 40-acre tract to said depth is hereinafter referred to as a “Canyon Sands Location” or “CSL” and are collectively referred to as the “Subject Lands.”

1.02
The CSLs set forth on Exhibit B are numbered 1-6, respectively and shall be referred to herein by such numbers.  The CSLs are grouped together into Block CS-S-A consisting of CSL 1-3 and Block CS-S-B consisting of CSL 4-6.  A CSL may sometimes be referred to as a “Location” or collectively as “Locations.”

1.03
The “Location Fee” to be paid by BluGrass to Petro Grande in connection with any designated CSL as hereinafter set forth shall be equal to the geological and seismic costs of $300/acre and lease acquisition costs of $300/acre for a Canyon Sands Location for a total of $600/acre for a Canyon Sands Location. If a new Location for which a Location Fee is due overlaps in whole or in part with a prior Location for which the Location Fee has already been paid, then credit shall be given and there shall be deducted from the total new Location Fee the per acre Location Fee previously paid for each acre in the overlap.

1.06
The Parties desire hereby to provide for the sale by Petro Grande and the purchase by BluGrass of the following described percentages of Petro Grande’s undivided interests in and to the Subject Lease insofar as such lease covers the hereinafter designated Locations for the Location Fee and for the participation by BluGrass in the Initial Well (as defined below) to be drilled on such Location and for the further development of such Locations.

1

II - Canyon Sands Locations

2.01
On or before May 12, 2010, BluGrass shall pay to Petro Grande the sum of $48,000 as the total Location Fee for two Canyon Sands Locations and upon such payment Petro Grande shall assign to BluGrass an undivided 75% of its rights, titles and interests in and to the Subject Lease insofar as the same covers the two Canyon Sands Locations designated by Petro Grande, one on Block CS-S-A and one on Block CS-S-B.

2.02
On or before the date set forth in Section 2.01, BluGrass shall make an advance payment to the Operator (as defined below) of an amount equal to the total estimated AFE Costs as set forth on Exhibit B with respect to the Initial Wells to be drilled on each of the said two Canyon Sands Locations (“CSL AFE Costs”).  Such advance payments of the estimated CSL AFE Costs shall be accounted for in the manner set forth in the JOA, as defined below.

2.03
Assuming the payments described in Section 2.01 and Section 2.02 are timely made, Petro Grande shall, on or before May 31, 2010, commence or cause to be commenced the drilling of the “Initial Well” (being the first well to be drilled on a given Location under the terms and provisions of this Agreement) on one of the two said Canyon Sands Locations selected by it with a drilling rig sufficient to drill to such formation and thereafter drill the same with due diligence to a depth sufficient to test such formation or to a depth at which there is encountered a formation or condition rendering further drilling by ordinary methods impractical, whichever is the lesser depth (“Target Depth”).

BluGrass shall assume, bear and pay all of the risks, costs, expenses and liabilities (collectively “Costs”) of the drilling such well to its Target Depth and either (a) completing and equipping such well and connecting the same to the tanks or pipeline tap where the production is to be sold to a third party or (b) plugging and abandoning of the same as a dry hole, including, without limitation, the restoration and remediation of the said Location and any other lands used in connection with such Location such as for ingress and egress (“Completion Point”).  The drilling of a well to its Target Depth and the completion or plugging operations set forth in (a) and (b) next above, are hereinafter referred to as the drilling of such well to its Completion Point.

2.04
Assuming BluGrass pays (a) all of the sums due hereunder with respect to the Location Fee for the Canyon Sands Location and the Costs of drilling of the Initial Well described in Section 2.03 on such Location to its Completion Point and (b) the required fees and Costs applicable to any other Initial Well in which BluGrass elects to participate hereunder, then subject to the terms and provisions of this Agreement, BluGrass shall have the option to participate in any subsequent Initial Well proposed by or on behalf of Petro Grande to be drilled on the remaining Canyon Sands Locations in the same Block as such Initial Well described in Section 2.03 and to be assigned its undivided 75% of Petro Grande’s interests in the Subject Leases only insofar as such leases cover the lands and depths included in such Location, for the payment to Petro Grande of the applicable Location Fee, the advance payment of the estimated CSL AFE Costs and the assumption of all of the Costs of drilling the Initial Well on such Location to its Completion Point.

2

2.05
Petro Grande shall, on or before thirty (30) days after the date the drilling rig used to drill the well specified in Section 2.03 above is released, commence or cause to be commenced the drilling of an Initial Well on the remaining of said Canyon Sands Location and thereafter such well shall be drilled by Petro Grande in the same manner and on the same basis as set forth in Section 2.03 to its Completion Point.  BluGrass shall assume, bear and pay all of the Costs of drilling such well to its Completion Point.

2.06
Assuming BluGrass pays (a) all of the sums due hereunder with respect to the Location Fee for the Canyon Sands Location and the Costs of drilling of the Initial Well described in Section 2.05 on such Location to its Completion Point and (b) the required fees and Costs applicable to any other Initial Well in which BluGrass elects to participate hereunder, then subject to the terms and provisions of this Agreement, BluGrass shall have the option to participate in any subsequent Initial Well proposed by or on behalf of Petro Grande to be drilled on the remaining Canyon Sands Locations in the same Block as such Initial Well described in Section 2.05 and to be assigned its undivided 75% of Petro Grande’s interests in the Subject Leases only insofar as such leases cover the lands and depths included in such Location, for the payment to Petro Grande of the applicable Location Fee, the advance payment of the estimated CSL AFE Costs and the assumption of all of the Costs of drilling the Initial Well on such Location to its Completion Point.

III - General Provisions for Exercising Options,
Assignments and Operations

3.01
For so long as BluGrass has the option to participate in the drilling of an Initial Well as set forth in Section 2.04 and Section 2.06, then Petro Grande shall submit to BluGrass a written proposal to drill an Initial Well on the appropriate Location (“Option Notice”).  Such Option Notice shall contain the approximate location, anticipated spud date and target depth of such Initial Well, a description of the designated Location for Initial Well, and the estimated CSL AFE Costs for drilling such Initial Well to its Completion Point.

3.02
BluGrass shall have a period expiring at 5:00 p.m. of the tenth (10th) business day (a day upon which banks are open for business in the State of Texas) occurring after the receipt of the Option Notice (“Election Time”) within which to elect to participate in the drilling of the Initial Well on such Location.  It may exercise such option by delivering to Petro Grande at the address hereinafter set forth on or before the Election Time, written notice of such election together with a check payable to Petro Grande in the amount of the appropriate Location Fee and a check payable to Operator in the amount of all of BluGrass’ share of the CSL AFE Costs for the proposed Initial Well.

3.03
Upon the proper and timely election by BluGrass to participate in the drilling of an Initial Well, BluGrass shall have agreed to assume, bear and pay all of the Costs of drilling such well to its Completion Point and Petro Grande shall within fifteen (15) business days of the receipt of such written notice and payment, assign BluGrass an undivided seventy five percent (75%) interest in the Subject Lease only insofar as the same covers the designated Location for such Initial Well.

3

3.04
If, as and when BluGrass fails to timely and properly elect (or is deemed to have failed to timely elect) to participate in a proposed subsequent Initial Well on a Block and operations for the drilling of such well are commenced, then BluGrass’ option to participate in any future Initial Wells on such Block shall terminate and be of no further force and effect.  Petro Grande shall have no further obligation to offer BluGrass the option to participate in any future Initial Wells on such Block.

If after such options and rights to participate in future Initial Wells have terminated, Petro Grande should offer BluGrass the opportunity to participate in an Initial Well on a Block, such offer shall not be (nor shall it be deemed to be nor shall it be asserted as) a waiver by Petro Grande of the termination of BluGrass’ options and rights hereunder or a reinstatement of such options and rights.

3.05
Upon the execution of this Agreement by BluGrass, any interests in the Subject Lease and/or Subject Lands assigned it hereunder shall be subject to the terms and provisions of the Operating Agreement attached hereto as Exhibit C (“JOA”), naming PG Operating, LLC (“PGO”), or its designee as the “Operator”.  Notwithstanding the maintenance of uniform interest provisions of the JOA, the JOA shall cover the Parties’ interests in any and all Locations in which BluGrass has an interest, but shall not apply to Locations in which BluGrass has no interest.  In the event of a conflict between the terms and provisions of this Agreement and the JOA, the terms and provisions of this Agreement shall prevail and control.

3.06
All interests assigned BluGrass pursuant to the terms of this Agreement shall be made subject to the terms and provisions of this Agreement (including, without limitation, the reversionary interests hereinafter set forth), the Subject Leases, the JOA and any other assignment, contract or agreement which is filed in or referred to in the real property records of the county in which the Subject Lands are located.  Further, by BluGrass’ acceptance of the assignment of such interests, BluGrass shall have agreed to assume and bear its proportionate part of all of Petro Grande’s covenants and obligations arising under and by virtue of such leases contracts, assignments and agreements.

3.07
All assignments made to BluGrass pursuant to the terms and provisions of this Agreement shall be made with a “special warranty” that is without representations or warranties of any kind or character, except for claims arising by, through or under the Petro Grande, but not otherwise.  ANY INTERESTS IN ANY WELL AND/OR PERSONAL PROPERTY AND EQUIPMENT ASSIGNED BLUGRASS SHALL BE MADE ON AN “AS IS WHERE IS” BASIS WITH ALL FAULTS AND DEFECTS AND WITH THE WAIVERS OF THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT AS WELL AS THE WAIVER OF THE APPLICABILITY OF THE PROVISIONS OF THE TEXAS DECEPTIVE TRADE PRACTICES ACT, IF APPLICABLE.

4

  IV - FUTURE DEVELOPMENT OF LOCATIONS

4.01
As set forth above, by BluGrass’ execution of this Agreement, BluGrass shall have ratified, adopted and confirmed the JOA and shall to the extent of BluGrass’ working interest be a Non-Operator under the terms and provisions of such agreement.

4.02
From time to time Petro Grande may, in accordance with the terms and provisions of the JOA, propose to BluGrass the drilling of a subsequent well on a Location in which the BluGrass and Petro Grande have an interest (“Subsequent Well”).  If BluGrass does not timely elect to participate in the drilling of such Subsequent Well under the terms and provisions of the JOA, then notwithstanding the non-consent provisions of the JOA, BluGrass shall have relinquished all of its interests in the Location and the Subject Lease insofar as it covers such Location, LESS and EXCEPT and there shall be retained by BluGrass all of its interests in and to any wells theretofore drilled and completed in such Location, including the wellbore of such wells and the property and equipment used exclusively in connection with such well and in and to the Subject Leases only insofar as the such leases cover the oil, gas and other minerals in the Location which are produced from or through the wellbore of any such wells.

4.03
Upon the occurrence of the reversion to Petro Grande of interests in the Subject Leases pursuant to Section 4.02 above, Petro Grande shall prepare an assignment from BluGrass to Petro Grande of all of the interests in the Subject Leases to be assigned to Petro Grande and submit the same to BluGrass.  Within fifteen (15) business days of the receipt of such assignment, BluGrass shall execute, acknowledge and deliver to Petro Grande such assignment or provide it with any proposed revisions to the same.

4.04
By BluGrass’ execution hereof, BluGrass authorizes Petro Grande to manage the properties and interests covered by this Agreement, including, without limitation, the Subject Lease, in same manner that it manages its own interests in such properties and interests.  Whether and the manner in which the Subject Lease is to be perpetuated shall be at the sole and unfettered discretion of Petro Grande and it shall owe BluGrass no duty or obligation to maintain or perpetuate the Subject Lease as to any or all of the lands or depths covered thereby.  Further, notwithstanding the JOA, BluGrass shall not have the authority to propose the drilling of any Initial or Subsequent Well.  Upon ninety (90) days written notice to Petro Grande, BluGrass may withdraw from the future development to the same extent as if BluGrass had failed to elect to participate a Subsequent Well under Section 4.02.

4.05
The ability of operations on or production from a particular Location to maintain the Subject Leases covering such Location as to any lands and depths covered thereby is subject to and determined by the terms and provisions of the particular Subject Lease and Petro Grande makes no representations or warranties with respect to the same.

V - General Terms

5.01
This Agreement and all operations conducted on the Subject Lands shall be subject to all valid and applicable laws, orders, rules and regulations of any governmental body having jurisdiction over such operations.  The obligations of the Parties hereunder are intended to be separate and not joint or collective, and nothing in this Agreement nor any act by Petro Grande or BluGrass shall ever be construed or implied as creating a mining partnership, commercial partnership, or other partnership relation; it being the intention of the parties hereto not to create, and this Agreement shall never be construed to create, a mining or other partnership or joint venture.  Each Party shall be individually responsible for its own obligations as set out in this Agreement and in the JOA.

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5.02
This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the conflict of laws rules of such state.  Each Party agrees that any action or proceeding arising out of or related in any way to this Agreement shall be brought solely in a court of competent jurisdiction sitting in Dallas, County, Texas.  Each party hereby irrevocably and unconditionally consents to the jurisdiction of any such court and hereby irrevocably and unconditionally waives any defense of an inconvenient forum to the maintenance of any action or proceeding in any such court, any objection to venue with respect to any such action or proceeding and any right of jurisdiction on account of the place of residence or domicile of any party thereto. It is further understood and agreed between the parties hereto that all sums due and payable to Petro Grande hereunder, are due and payable to Petro Grande at Petro Grande’s office in Dallas, Texas.

5.03
BluGrass and Petro Grande shall execute and deliver any and all such other and additional instruments and do any and all further action as may be reasonably necessary to fully and effectively carry out the purposes of this Agreement and the JOA.

5.04	It is expressly provided that there is no area of mutual interest or similar arrangement between the Parties hereto.

5.05
Petro Grande makes no warranty, either expressed or implied with respect to its ownership of the leasehold mineral estates or net revenue interests contributed hereto, except to claims made by, through and under Petro Grande, but not otherwise.

5.06	The Parties hereto stipulate and agree that time is of the essence of the performance of all terms, duties, obligations and provisions of this Agreement.

5.07
The terms and provisions of this Agreement shall be covenants running with the land affected hereby and shall inure to the benefit of and be binding upon the Parties hereto, their respective heirs, devisees, personal representatives, successors, and assigns.

5.08
This Agreement and the interest in the Subject Leases and property and equipment assigned and conveyed to BluGrass pursuant to this Agreement may not be assigned in whole or in part without the prior written consent of Petro Grande, which consent shall not be unreasonably withheld.  Any attempted assignment without such prior written consent shall be void ab initio.  Any such assignment shall be made expressly subject to this Agreement and the JOA and Petro Grande may impose as a condition to such consent that BluGrass shall remain jointly and severally liable with respect to the interests assigned.

5.09
BLUGRASS REPRESENTS AND ACKNOWLEDGES THAT BLUGRASS IS KNOWLEDGEABLE OF THE OIL AND GAS BUSINESS AND OF THE USUAL AND CUSTOMARY PRACTICES OF PRODUCERS SUCH AS PETRO GRANDE AND THAT BLUGRASS HAS HAD ACCESS TO THE SUBJECT LEASES AND LANDS, THE OFFICERS AND EMPLOYEES OF PETRO GRANDE, AND THE BOOKS, RECORDS, AND FILES OF PETRO GRANDE RELATING TO THE SUBJECT LEASES AND LANDS IN MAKING THE DECISION TO ENTER INTO THIS AGREEMENT AND CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY.  BLUGRASS HAS RELIED SOLELY ON THE BASIS OF BLUGRASS’S OWN INDEPENDENT DUE DILIGENCE INVESTIGATION OF THE SUBJECT LEASES AND LANDS AND EXISTING WELLS AND, ACCORDINGLY, BLUGRASS ACKNOWLEDGES THAT PETRO GRANDE HAS NOT MADE, AND HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR ARISING AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO THE SUBJECT LEASES AND LANDS, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY WITH RESPECT TO TITLE TO THE SUBJECT LEASES OR THE OR THE QUALITY, QUANTITY OR VALUE OF THE RESERVES OF OIL, GAS OR OTHER HYDROCARBONS IN OR UNDER THE SUBJECT LANDS OR THE ABILITY OF ANY WELLS TO PRODUCE THE SAME.

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5.10
BluGrass represents and acknowledges that prior to entering into this Agreement; BluGrass was advised by and has relied solely on its own legal, tax, and other professional counsel concerning this Agreement, the JOA, the Subject Leases and the value thereof.  BluGrass represents and acknowledges that it is able to bear the economic risk of any oil and gas investment BluGrass is obligated to or might choose to make under the terms of this Agreement and that BluGrass is capable of evaluating the merits and risks of investments in the Subject Leases and well(s) to be drilled thereon.  BluGrass represents and acknowledges that it is acquiring an interest in the Subject Leases for its own account and not for distribution or resale in any manner that would violate any state or federal securities law, rule, regulation or order.  BluGrass hereby makes the representations and warranties contained on the attached Exhibit D, and acknowledges that Petro Grande and its affiliates are relying on such representations and warranties in entering into this Agreement with BluGrass.

5.11
This Agreement contains the entire understanding of the Parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions among the parties with respect to such subject matter.  No representations, inducements, promises, or agreements, oral or otherwise, which are not embodied in this Agreement, shall be of any force or effect.

5.12
If any one or more of the provisions of this Agreement shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired, and the offending provision or provisions shall be reformed, and the remaining provisions interpreted so as to give effect, to the maximum extent possible, to the agreement of the Parties as set out herein.

5.13
BluGrass agrees to hold strictly confidential and not to reveal to any third party without the prior written consent of Petro Grande, the terms and provisions of this Agreement, the JOA or any Proposal submitted under this Agreement or the JOA and any information, data or other material provided to or examined by BluGrass related to the land covered by the Subject Leases.  Further, notwithstanding the terms and provisions of the JOA to the contrary, any geological or geophysical information, including without limitation logs, tests, well information, production information, ownership and title information or other data and information pertaining to any well and drilling unit located on the Subject Leases, except that which is required to be filed with any regulatory authority or becomes public without a breach of this Agreement, shall be held strictly confidential and not be revealed to any third party by BluGrass without Petro Grande’s prior written consent.  Petro Grande’s consent may be conditioned upon the execution by such third party of a confidentiality agreement and may be limited in scope.  The confidentiality obligations set forth in this Section shall be for a period of five (5) years from the date hereof or for one (1) year after the last well drilled on the Subject Leases under this Agreement is plugged and abandoned, whichever is the later date.

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5.14
If any proceeding is brought by a one Party against another Party to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Party shall be entitled in such proceeding to recover reasonable attorneys’ fees together with the costs of such proceeding therein incurred.

5.15
All proposals, exercises of options, notices, demands, consents and reports provided for in this Agreement shall be in writing and shall be given to the parties at the addresses OR fax numbers set forth on the signature page hereof or at such other addresses or numbers as such parties may hereafter deliver thirty (30) days written notice to all other Parties.  Such notices may be hand delivered by a delivery service or delivered by facsimile or telecopy, or may be mailed, postage prepaid, by certified or registered mail, by a deposit in a depository for the receipt of mail regularly maintained by the United States Postal Service.  All notices which are hand delivered or given by facsimile or telecopy shall be deemed given on the date of delivery.  Except as otherwise provided herein, all notices which are mailed in the manner provided above shall be deemed given three (3) days after being mailed.

5.16
BluGrass shall indicate BluGrass’ approval and acceptance of the terms and conditions herein set forth by signing this Agreement in the space provided below, and returning one (1) fully executed original of this Agreement to Petro Grande at its offices in Dallas, Texas offices at which time this Agreement shall become effective and binding upon the Parties hereto.  Facsimile signatures or electronic to this Agreement shall be deemed to have the same binding effect as original signatures.

Signature page to follow.

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IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

PETRO GRANDE Petro Grande, LLC Abram Janz, Manager	ADDRESS AND CONTACT INFORMATION Petro Grande, LLC Attn: Mr. Abram Janz, Manager 13465 Midway Rd, Ste. 114, LB 10 Dallas, Texas 75244 Facsimile: (972) 404-9997
BLUGRASS BluGrass Energy, Inc. By: Name: Its:	ADDRESS AND CONTACT INFORMATION BluGrass Energy, Inc. Attn: Mr. John Kenny Berscht, President 7609 Ralston Road Arvada, Colorado 8002 Facsimile:

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EXHIBIT A

Subject Lease and Subject Lands

SOTO LEASE DESCRIPTION
(see attached)

Block CS-S-A

Designate CSL 1-3 or refer to designations on plat attached as Exhibit A-1

Block CS-S-B

Designate CSL 4-6 or refer to designations on plat attached as Exhibit A-1.

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EXHIBIT B

Estimated AFE Costs

(see attached)

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EXHIBIT C

Joint Operating Agreement

(see attached)

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EXHIBIT D

To induce Petro Grande to enter into the Agreement, BluGrass represents and warrants as follows:

1. BluGrass understands the offering and sale of the Interests is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), as well as under any state securities laws, rules or regulations, and, in accordance therewith and in furtherance thereof, BluGrass represents and warrants to and agrees with Petro Grande as follows:

a. BluGrass has received the Executive Summary (the “Summary”), has carefully reviewed it and understands the information contained therein and information otherwise provided to BluGrass in writing by Petro Grande relating to this investment and has had the opportunity to show to, and discuss with, BluGrass’ attorney, accountant and financial advisor, all such information;

b. BluGrass understands that all other documents, records and books pertaining to this investment have been made available for inspection by BluGrass and BluGrass’ attorney, accountant and financial advisor;

c. BluGrass and/or BluGrass’ advisor(s) have had a reasonable opportunity to ask questions of and receive information and answers from a person or persons acting on behalf of Petro Grande concerning the offering of the Interests and, as the undersigned may deem necessary, to verify the information contained in the Summary; and all such questions have been answered and all such information has been provided to the full satisfaction of the BluGrass;

d. No oral or written representations have been made or oral or written information furnished to BluGrass or BluGrass’ advisor(s) in connection with the offering of the Interests that were in any way inconsistent with or in addition to the information stated in the Summary;

e. BluGrass is not purchasing the Interests as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to BluGrass in connection with investments in securities generally;

f. BluGrass is able to bear the substantial economic risks of an investment in the Interests for an indefinite period of time, has no need for liquidity in such investment and could afford a complete loss of such investment;

g. BluGrass has such knowledge and experience in financial, tax and business matters so as to enable BluGrass to utilize the information made available to BluGrass in connection with the offering of the Interests in order to evaluate the merits and risks of an investment in the Interests and to make an informed investment decision with respect thereto and, therefore, BluGrass is not relying upon the advice of a BluGrass representative in making a final investment decision to purchase the Interests;

h. BluGrass is not relying on Petro Grande or the references to any legal opinion in the Summary with respect to the tax and other economic considerations of the undersigned relating to this investment.  In regard to such considerations, the BluGrass has relied on the advice of, or has consulted with, only BluGrass’ own professional advisors who are unaffiliated with and who are not directly or indirectly compensated by Petro Grande;

i. BluGrass is acquiring the Interests solely for BluGrass’ own account as principal, for investment purposes only and not with a view to the resale or distribution thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in such Interests; and

j. BluGrass will not sell or otherwise transfer the Interests without registration under the Securities Act or an exemption therefrom, and fully understands and agrees: that BluGrass must bear the economic risk of his purchase for an indefinite period of time because, among other reasons, the Interests have not been registered under the Securities Act or under the securities laws of certain states; that the Interests are subject to additional restrictions on transfer; and that Petro Grande is not under any obligation to register the Interests on BluGrass’ behalf or to assist BluGrass in complying with any exemption from registration.

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2. BluGrass understands the material contained in the Summary.  BluGrass realizes that (a) the purchase of the Interests is a speculative investment involving a high degree of risk; (b) the economic benefits that may be derived therefrom are uncertain; and (c) the total amount of the BluGrass’ investment could be lost.

3. If BluGrass is a corporation, partnership, trust or other entity, it is authorized and qualified to purchase the BluGrass, and the person signing the Agreement on behalf of such entity has been duly authorized by such entity to do so.

4. If BluGrass is purchasing the Interests subscribed for hereby in a representative or fiduciary capacity, the representations and warranties contained herein (and in any other written statement or document delivered to Petro Grande in connection herewith) shall be deemed to have been made on behalf of the person or persons for whom such Interests are being purchased.

5. All information BluGrass has heretofore furnished and furnishes herewith to Petro Grande and any other information with respect to his financial position and business experience is correct and complete as of the date of this Agreement.

6. The foregoing representations, warranties and agreements, together with all other representations and warranties made or given by BluGrass to Petro Grande in any other written statement or document delivered in connection with the transactions contemplated hereby, is true and correct in all respects on and as of the date hereof and shall survive such date.

7. BluGrass acknowledges and understands that neither the United States Securities and Exchange Commission (the “SEC”) nor any securities administrator of any state has made any finding or determination relating to the fairness of an investment in the Interests and that neither the SEC nor any securities administrator of any state has or will recommend or endorse any offering of securities.

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